UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

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☒	Preliminary Proxy Statement

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☐	Soliciting Material Pursuant to § 240.14a-12

Automatic Data Processing, Inc.

(Name of Registrant as Specified In Its Charter)

William A. Ackman

Veronica M. Hagen

V. Paul Unruh

Pershing Square Capital Management, L.P.

PS Management GP, LLC

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

Pershing Square VI Master, L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

DATED AUGUST 28, 2017

William A. Ackman

Veronica M. Hagen

V. Paul Unruh

Pershing Square Capital Management, L.P.

PS Management GP, LLC

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

Pershing Square VI Master, L.P.

PROXY STATEMENT

2017 ANNUAL MEETING OF STOCKHOLDERS

OF

AUTOMATIC DATA PROCESSING, INC.

This proxy statement and accompanying GOLD proxy card are being furnished to stockholders of Automatic Data Processing, Inc., a Delaware corporation (“ADP” or the “Company”), by Pershing Square Capital Management, L.P. (“Pershing Square Capital”), PS Management GP, LLC (“PS Management”), Pershing Square, L.P. (“PS LP”), Pershing Square II, L.P. (“PS II”), Pershing Square International, Ltd. (“PS International”), Pershing Square Holdings, Ltd. (“PSH”), Pershing Square VI Master, L.P. (“PS VI Master” together with PS LP, PS II, PS International and PSH, the “Pershing Square Funds”) and William A. Ackman (Mr. Ackman, collectively with the Pershing Square Funds, Pershing Square Capital and PS Management, “Pershing Square,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.10 par value, of the Company (the “Common Stock”), in connection with the 2017 annual meeting of Stockholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2017 Annual Meeting”). The Company has not yet announced the date, time or location of the 2017 Annual Meeting, although the Company’s annual meeting of Stockholders has previously been held in November. Pershing Square is soliciting proxies for use at the 2017 Annual Meeting whenever it may be held. The Company has set September 8, 2017 as the record date for determining Stockholders entitled to notice of and to vote at the 2017 Annual Meeting (the “Record Date”).

THIS SOLICITATION IS BEING MADE BY PERSHING SQUARE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

This proxy statement and the accompanying GOLD proxy card are first being sent or given on or about [            ], 2017 to all holders of shares of Common Stock as of the Record Date.

We are soliciting your vote because we believe that William A. Ackman, Veronica M. Hagen and V. Paul Unruh (collectively, the “Nominees for ADP’s Transformation” or the “Nominees”) would be valuable additions to the Board as they bring relevant experience to assist the Company in overseeing management in an effort to substantially accelerate growth, enhance the quality of the Company’s software and service offerings, improve its competitive position, increase its profitability, and maximize stockholder value. Perhaps most importantly, the election of these three candidates would send a strong signal that Stockholders are supportive of transformative, value-creating change at ADP rather than the status quo.

Pershing Square Capital, PS Management, the Pershing Square Funds, William A. Ackman, Veronica M. Hagen and V. Paul Unruh may be deemed “participants” under U.S. Securities and Exchange Commission (“SEC”) rules in this solicitation.

THE NOMINEES FOR ADP’S TRANSFORMATION ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF ADP CAN BEST BE EXPRESSED THROUGH THE ELECTION OF OUR NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR GOLD PROXY CARD “FOR” WILLIAM A. ACKMAN, VERONICA M. HAGEN AND V. PAUL UNRUH AS DIRECTORS.

Except as set forth in this proxy statement, including (i) the proposal to ratify the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for fiscal year ending June 30, 2018, (ii) the proposal to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation and (iii) the proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. If, however, Pershing Square learns of any other proposals made at a reasonable time before the 2017 Annual Meeting, Pershing Square will either supplement this proxy statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

We believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, Pershing Square has nominated a slate of three highly qualified nominees with relevant operating, strategic, financial and technology expertise who we believe would bring critical skills to the Board’s decision-making process. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, accelerating growth, dramatically reducing operating costs and increasing efficiency, optimizing the Company’s organizational structure, improving the quality and usability of ADP’s software and service offerings, enhancing investment decisions and research and development productivity, while increasing sales force productivity and operating profitability. While no assurances can be given that the election of the Nominees for ADP’s Transformation to the Board will enhance value, particularly in light of their minority representation on the Board, we believe that the election of our Nominees will send a strong message from Stockholders that they are supportive of transformative change at ADP rather than the status quo. We therefore urge you to support us in this effort by voting “FOR” the Nominees for ADP’s Transformation.

We recommend that you vote your shares on the GOLD proxy card as follows:

1.	“FOR” the election of William A. Ackman, Veronica M. Hagen and V. Paul Unruh to serve as directors on the Board until the 2018 annual meeting of Stockholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2018 Annual Meeting”) or until their respective successors are duly elected and qualified (the “Nomination Proposal”) and grant authority to vote for the Company’s nominees other than [ ], [ ] and [ ];

2.	“FOR” the repeal of each provision of or amendment to the By-Laws of the Company, as amended and restated as of August 2, 2016 (the “By-Laws”), adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws), and up to and including the date of the 2017 Annual Meeting (the “Stockholder Proposal”);

3.	“ ” the ratification of the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018;

4.	for the approval, on an advisory basis, of a frequency of “ ” for future advisory votes on the Company’s executive compensation; and

5.	“ ” the approval, on an advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

Under the proxy rules, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Company’s nominees other than those Company nominees we specify. This allows a Stockholder who desires to vote for up to a full complement of ten director nominees to use the GOLD proxy card to vote for the Nominees for ADP’s Transformation as well as the Company’s nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder does not seek authority to vote and will not exercise authority to vote. We have determined to nominate a slate of three Nominees, William A. Ackman, Veronica M. Hagen and V. Paul Unruh, and are seeking authority to vote for up to all of the Company’s nominees other than [                ], [                ] and [                ]. As a result, should a Stockholder so authorize us on the GOLD proxy card, we would cast votes for our three Nominees and for between none and seven of the Company’s nominees. None of the Company’s nominees for whom we seek authority to vote has agreed to serve with any of our Nominees, if elected, and there is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected to the Board.

The principal executive offices of the Company are located at 1 ADP Boulevard, Roseland, New Jersey 07068.

The Company has disclosed that as of July 31, 2017, there were 444,374,752 shares of Common Stock outstanding. The Company’s proxy statement for the 2017 Annual Meeting is expected to provide the current number of shares of Common Stock outstanding and entitled to vote at the 2017 Annual Meeting. Each share of Common Stock is entitled to one vote on all matters presented at the 2017 Annual Meeting.

We intend to vote all of the shares of Common Stock that we beneficially own at the Record Date: (i) “FOR” the election of the Nominees for ADP’s Transformation and to grant authority to vote for the Company’s nominees other than [                ], [                ] and [                ], (ii) “FOR” the repeal of each provision of or amendment to the By-Laws adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws), and up to and including the date of the 2017 Annual Meeting, (iii) “                ” the ratification of the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018, (iv) for the approval, on an advisory basis, of a frequency of “                ” for future advisory votes on the Company’s executive compensation and (v) “                ” the approval, on an advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

This proxy solicitation is being made by Pershing Square and the Nominees and not on behalf of the Board or the Company’s management.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

The proxy materials are available at no charge at www.ADPascending.com.

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE 2017 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR” EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

D.F. King & Co., Inc. (“D.F. King”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (866) 342-1635

Email: ADP@dfking.com

It is important that your shares of Common Stock be represented and voted at the 2017 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2017 Annual Meeting in person, please complete, date and sign the GOLD proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote (i) “FOR” the election of the Nominees for ADP’s Transformation and to grant authority to vote for the Company’s nominees other than [                ], [                ] and [                ] and (ii) “FOR” the repeal of any provision of or amendment to the By-Laws adopted without Stockholder approval after August 2, 2016 (the date of the last publicly available By-Laws), and up to and including the date of the 2017 Annual Meeting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	Funds advised by Pershing Square invested in the Company from 2009 to 2011. As a result of the research done in connection with that investment, Pershing Square became familiar with the Company’s industry, operations and business, and generally monitored the progress of the Company over time.

•	Beginning in early 2017, Pershing Square engaged in a due diligence review of the Company and its management, operations and prospects. As a result of this review, Pershing Square believed that the Company was undervalued relative to the long-term value that could be achieved if the Company were managed optimally.

•	On May 10, 2017, Pershing Square initiated an investment in ADP and increased its investment over the succeeding months.

•	On August 1, 2017, William A. Ackman, Chief Executive Officer of Pershing Square Capital, spoke via telephone with Carlos Rodriguez, President and Chief Executive Officer of the Company (the “August 1 Call”). Mr. Ackman informed Mr. Rodriguez that Pershing Square beneficially owned approximately 8% of the Company. Mr. Ackman told Mr. Rodriguez that Pershing Square believed it could help the Company create substantial stockholder value.

Mr. Ackman also explained that when Pershing Square takes an active role in an investment, it typically seeks Board representation. Mr. Ackman further observed that the Company’s August 10, 2017 deadline for the nomination of candidates for election to the Board did not provide sufficient time for Pershing Square to meet with management and the Board and to engage in a constructive dialogue. Mr. Ackman explained to Mr. Rodriguez that while Pershing Square was still accumulating its position in the Company, Mr. Ackman had called Mr. Rodriguez on August 1st to give the Board sufficient time to consider an extension of the nomination deadline.

Mr. Rodriguez told Mr. Ackman that the Board had just met that day and had discussed, among other things, Pershing Square’s rumored stake in the Company and had received advice from the Company’s advisors. Mr. Ackman explained to Mr. Rodriguez that Pershing Square would like to meet with the full Board and suggested the third or fourth week in August as a possible timeframe. Mr. Rodriguez responded that he thought he could arrange a meeting with himself and several other Board members in that time frame, but in light of it being August, and the fact that the Board had no additional scheduled meetings for the rest of the month, it was unlikely the full Board would be available until a later date. Mr. Rodriguez indicated that he would reach out to the Company’s Non-Executive Chairman, John Paul Jones, and get back to Mr. Ackman thereafter.

•	Later on August 1, 2017, Mr. Rodriguez sent Mr. Ackman an email requesting that Mr. Ackman share his proposed list of director nominees. In his email response, Mr. Ackman first reiterated that the purpose of his asking for an extension was to avoid taking the adversarial step of launching a proxy contest to replace certain members of the Board before having had an opportunity to meet the Board and share Pershing Square’s analysis and ideas on how to create stockholder value. Mr. Ackman suggested that a 30- to 45-day extension would provide sufficient time for meetings and private dialogue. In response to Mr. Rodriquez’s request, Mr. Ackman provided limited background information on four potential independent director candidates, without disclosing names and affiliations, under consideration by Pershing Square.

•	On August 2, 2017, representatives from Cadwalader, Wickersham and Taft LLP (“Cadwalader”), Pershing Square’s outside counsel, spoke via telephone with representatives from Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), the Company’s outside counsel, to discuss Pershing Square’s request that the Company provide to Pershing Square the form of agreement for proposed nominees for election to the Board. After the call, representatives from Cadwalader sent a letter to Paul Weiss formally requesting that such form of agreement be provided no later than August 4, 2017.

•	On August 2, 2017, Mr. Rodriguez requested, via email, that Mr. Ackman attend a meeting with him and Mr. Jones. Shortly after receiving Mr. Rodriguez’s email, Mr. Ackman spoke via telephone with Mr. Rodriguez and expressed his willingness to meet. Mr. Ackman also asked to speak with Mr. Jones by telephone in advance of the meeting. Mr. Rodriguez told Mr. Ackman that he would contact Mr. Jones to tell him Mr. Ackman would be calling, and notify Mr. Ackman once he had done so.

•	Later on August 2, 2017, Mr. Ackman spoke via telephone with Mr. Jones, who asked Mr. Ackman what Pershing Square’s ideas were for value creation. Mr. Ackman stated that it was his preference to share Pershing Square’s views with the full Board. Mr. Jones then asked if Mr. Ackman would provide a preview. Mr. Ackman explained to Mr. Jones that Pershing Square wished to meet with the full Board of the Company because of Pershing Square’s view that the Company needs to make transformational changes to its business in order to substantially improve the Company’s profitability and competitiveness.

Mr. Ackman expressed to Mr. Jones that he believed, based on his experience, that a CEO recruited from outside the Company may be necessary to accomplish such a transformational change, but that Pershing Square was open to working with existing management if it shared Pershing Square’s view of the opportunity and had the required skills.

Mr. Jones told Mr. Ackman that the full Board was not immediately available to meet, but that he and Mr. Rodriguez would likely be available to meet the following day. Mr. Ackman responded that he would welcome the meeting.

In light of the substance of his discussion with Mr. Jones, in particular his having expressed the view that a change in management might be necessary, Mr. Ackman felt that it was important to share the same message with Mr. Rodriguez directly so that he heard it from Mr. Ackman first. Mr. Ackman did so in a telephone call immediately after speaking to Mr. Jones.

•	During the evening of August 2, 2017 and the morning of August 3, 2017, Mr. Ackman and Mr. Jones exchanged emails regarding the logistics for a meeting to occur in the afternoon of August 3, 2017.

•	On August 3, 2017, Mr. Ackman and Brian Welch from Pershing Square met with Mr. Rodriguez and Mr. Jones and reiterated Pershing Square’s request for an extension of the nominating deadline. Mr. Jones explained to Mr. Ackman and Mr. Welch that the Board was concerned that an extension would require a modification of the bylaws which would permit other activist Stockholders to submit proposals. Mr. Ackman explained that in lieu of a bylaw change, which would extend the deadline for all Stockholders, the Company could instead enter into a letter agreement with Pershing Square extending the deadline solely with respect to Pershing Square.

Mr. Jones then stated that an extension of 30 to 45 days was too long. In response, Mr. Ackman stated that if Pershing Square was provided an opportunity to meet with the full Board by August 17, 2017, a one-week extension of the August 10th deadline would be sufficient for it to present its research and conclusions to the Board and engage in initial discussions without having to nominate directors.

Mr. Ackman stated that if the Board was unmoved by those discussions, then Pershing Square would nominate directors by August 17th, however, if the discussions were productive and the Board wished to continue them further, then the deadline could be extended again, as CSX Corporation did in its ultimately successful recent negotiations with a stockholder. Mr. Ackman explained that it was his strong preference to meet with the Board before initiating a proxy contest, but if not given the opportunity, Pershing Square was prepared to nominate directors.

During the meeting, Mr. Ackman shared his belief that transformational change was needed at the Company and expressed a willingness to work with existing management of the Company or, alternatively, an external CEO candidate. Mr. Ackman provided two recent examples – Chipotle and Zoetis – in which Pershing Square worked with existing management, and also provided two examples – Canadian Pacific and Air Products – in which Pershing Square worked with new management. With respect to Board representation, Mr. Ackman discussed the potential addition of independent directors and a Pershing Square representative to the Board. He expressed a willingness to consider mutually acceptable alternative candidates as well.

Mr. Ackman also stated his belief that it was in the best interests of the Company and its Stockholders to avoid the distraction of a proxy fight, which he believed a one-week extension would allow. Mr. Ackman stated his view that there was little, if any, downside to the Company for a short extension of the nomination deadline, with the potential benefit that the above issues could be resolved consentually, and potential disruption to the Company could be avoided. He reiterated that without an extension, Pershing Square would nominate directors prior to the August 10th deadline.

Mr. Rodriguez and Mr. Jones stated that they would consider the request for an extension and a meeting with the full Board. Following the meeting, Pershing Square sent Mr. Jones and Mr. Rodriguez certain information that they had requested at the meeting, including a copy of Pershing Square’s initial presentation to the Air Products board that has never been publicly released.

•	Shortly after the meeting on August 3, 2017, Mr. Ackman spoke with Mr. Rodriguez via telephone and again expressed that Pershing Square would be open to working with him if he was in agreement with respect to the future direction and strategy of the Company. Mr. Ackman expressed to Mr. Rodriguez his view that it is sometimes difficult for incumbent management to make the types of personnel changes necessary to transform a business. Mr. Rodriguez assured Mr. Ackman that he had made difficult personnel decisions in the past. Mr. Rodriguez also stated that he understood the issues Mr. Ackman had raised, had been aware of them since he became the Company’s CEO, and had been working to address them. Mr. Rodriguez added that while he understood the opportunity and need for change at ADP, perhaps he and Mr. Ackman might disagree about the appropriate timeline or pace of change.

As a follow up to this conversation, shortly thereafter Mr. Ackman sent two emails to Mr. Rodriguez. In those emails, Mr. Ackman recommended that Mr. Rodriguez speak with David Weinreb, the CEO of Howard Hughes Corporation, Juan Ramon Alaix, the CEO of Zoetis, and Hunter Harrison, the former CEO of Canadian Pacific, regarding their experiences working with Mr. Ackman as a major stockholder and/or as a director in the boardroom. In the second email, Mr. Ackman stated that with the backing of an 8% stockholder on the Board, Mr. Rodriguez would be able to dramatically accelerate change at the Company. Mr. Ackman explained that in his experience, directors often find it helpful to have a major stockholder in the boardroom. Mr. Ackman concluded the email by stating that he would be excited to work with Mr. Rodriguez if he shared Pershing Square’s view of the Company’s enormous opportunity to create stockholder value.

•	Also on August 3, 2017, Paul Weiss sent to Cadwalader the form of agreement for proposed nominees for election to the Board.

•	On Friday, August 4, 2017, ADP announced in a press release that the Board had rejected Mr. Ackman’s request to extend the director nomination deadline. That same morning, minutes before the press release was issued, Mr. Jones sent an email to Mr. Ackman in which he informed Mr. Ackman that the Board had unanimously voted not to extend the nomination deadline. Mr. Jones also stated that the full Board was prepared to meet with Mr. Ackman, either before or after the nomination deadline, but did not propose specific dates for such a meeting. Mr. Rodriguez also released a letter to ADP employees informing them of the August 1 Call, Mr. Ackman’s request for an extension of the deadline for director nominations in connection with the 2017 Annual Meeting and the Board’s rejection of Mr. Ackman’s request.

•	Later on August 4, 2017, Pershing Square issued a press release announcing an 8% stake in the Company and expressed its disappointment that the Company had denied Pershing Square’s request for an extension of the advance notice deadline for director nominations in connection with the 2017 Annual Meeting. Accordingly, Pershing Square stated its intent to nominate a minority slate of directors to the Board.

•	On August 6, 2017, Mr. Rodriguez sent an email to Mr. Ackman in error, which was intended for the Company’s general counsel, Michael Bonarti. Mr. Rodriguez’s misdirected email forwarded Mr. Ackman’s email of August 3, in which Mr. Ackman expressed his openness to working with Mr. Rodriguez. In his email, intended for Mr. Bonarti, Mr. Rodriguez first stated that he did not find Mr. Ackman’s statement that he was willing to work with Mr. Rodriguez to be credible, and he noted to Mr. Bonarti that Mr. Ackman’s willingness to work with him was conditioned on his having the same view of the opportunity. Mr. Rodriguez explained that because he had already told Mr. Ackman that he did not share Mr. Ackman’s view, he disregarded the statement.

In response to Mr. Rodriguez’s errant email, Mr. Ackman sent an email to Mr. Rodriguez in which he assured Mr. Rodriguez of the genuineness and good faith nature of his email and other communications to date, expressed his disappointment in the Company’s response, and stated his belief that Mr. Rodriguez, through the Company’s public statements, had unfairly characterized their interactions to date in an effort to make Pershing Square’s requests appear unreasonable to the rest of the Board and the investing public. In particular, Mr. Ackman pointed to the Company’s public assertions which Mr. Ackman believed were misleading that (i) Pershing Square was asking for an extension of 30 to 45 days (when in fact Pershing Square had modified its request to only a one-week extension), (ii) was seeking to replace Mr. Rodriguez (Mr. Ackman had in fact expressed an openness to working with Mr. Rodriguez), and (iii) was seeking effective control of the Company (at no time did Pershing Square seek effective control of the Company).

In the email, Mr. Ackman asked Mr. Rodriguez what he and Mr. Jones had told the full Board about their discussions to date, and stated that if in fact they had told the Board that Pershing Square (i) still wanted a 30- to 45-day extension, (ii) wanted to immediately terminate Mr. Rodriguez, and (iii) was seeking effective control of the Company, then Mr. Ackman would understand the Board’s decision to deny Pershing Square’s request for an extension of the nomination deadline. Mr. Ackman further stated that Pershing Square would nominate directors in advance of the August 10th deadline. Mr. Ackman requested that Mr. Rodriguez share the above correspondence with the entire Board. Mr. Rodriguez responded that he did not agree with the substance of Mr. Ackman’s email but agreed to share it with the full Board and later confirmed that he had done so.

•	On August 7, 2017, Pershing Square delivered its Notice of Stockholder Proposal and Nomination of Candidates for Election to the Board (the “Notice”) to the Company. The Notice informed the Company, among other things, of PS LP’s intent to nominate Mr. Ackman, Veronica M. Hagen and V. Paul Unruh for election to the Board at the Company’s 2017 Annual Meeting. Ms. Hagen and Mr. Unruh were two of the candidates whose backgrounds had been summarized in Mr. Ackman’s August 1, 2017 email to Mr. Rodriguez.

•	On August 7, 2017, Pershing Square issued a press release announcing its director nominees and filed its initial Schedule 13D with respect to the Company with the U.S. Securities and Exchange Commission (the “SEC”), which disclosed an approximately 8.3% stake in the Company. Pershing Square also noted in the press release that it would present its views on the Company via a public webcast on August 17, 2017.

On August 7, 2017, on behalf of four Pershing Square funds, filings for Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) clearance were made with the Federal Trade Commission and the Department of Justice to enable Pershing Square to exercise options and forward contracts owned by Pershing Square funds on ADP and to enable Pershing Square to acquire Common Stock.

•	On August 7, 2017, ADP’s counsel contacted Pershing Square’s counsel via telephone and requested that Pershing Square arrange for the Nominees to submit standard Director/Officer questionnaires to the Company, and be interviewed by the Nominating/Corporate Governance Committee of the Board. The next day, after ADP represented through counsel that its review of the Nominees would be conducted in good faith and with an open mind, Pershing Square agreed to arrange for that information to be provided and to make its candidates available to be interviewed.

•	On August 8, 2017, Mr. Ackman and Mr. Jones exchanged emails regarding the scheduling of a meeting between Pershing Square and the full Board of the Company.

•	On August 10, 2017, Pershing Square delivered to the Company a demand (the “220 Demand Letter”) for a copy of the Company’s Stockholder list pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”).

•	On August 10, 2017, Mr. Jones notified Mr. Ackman via email that the Board is available to meet at a specified time on September 5, 2017. The same day, by email, Mr. Ackman thanked Mr. Jones and confirmed Pershing Square’s availability for the meeting.

•	On August 14, 2017, Pershing Square filed with the SEC a preliminary proxy statement in connection with the 2017 Annual Meeting.

•	On August 14, 2017, Veronica Hagen participated in a telephone interview with the Nominating/Corporate Governance Committee of the Board to discuss Ms. Hagen’s interest in and qualifications for serving on the Board. On August 16, 2017, Cadwalader sent a completed Director/Officer questionnaire for Ms. Hagen to Paul Weiss.

•	On August 16, 2017, Mr. Unruh participated in a telephone interview with the Nominating/Corporate Governance Committee of the Board to discuss Mr. Unruh’s interest in and qualifications for serving on the Board. Prior to such interview, Cadwalader had sent a completed Director/Officer questionnaire for Mr. Unruh to Paul Weiss.

•	On August 17, 2017, from approximately 9 a.m. to 12:30 p.m. Eastern Time, Pershing Square representatives conducted a webcast regarding the Company.

•	On August 17, 2017, at approximately 2:13 pm Eastern Time, the Company issued a press release dismissive of the Pershing Square webcast, which stated that Pershing Square’s presentation “betrays a fundamental lack of understanding of the current state of ADP’s business and strategy” and that Pershing Square “presented nothing that has not previously been analyzed by the Board and management.” The press release further stated that “The Board is always open to good ideas regardless of their source.”

•	On August 17, 2017, beginning at approximately 4:10 p.m. Eastern Time, Mr. Ackman participated in a telephone interview with the Nominating/Corporate Governance Committee of the Board to discuss Mr. Ackman’s interest in and qualifications for serving on the Board. Shortly before such interview, Cadwalader had sent a completed Director/Officer questionnaire for Mr. Ackman to Paul Weiss. During the interview, members of the Nominating/Corporate Governance Committee asked Mr. Ackman questions about his background, experience and interest in the Company, which Mr. Ackman answered. Mr. Ackman explained that it was his belief, based on his experience, that companies benefited greatly from having a large, sophisticated stockholder represented on the board, and that the Company would similarly benefit from the perspective and research and analytical resources Pershing Square could bring if Mr. Ackman were added to the Board. Mr. Ackman stated that he believed Pershing Square’s representation on the Board would be helpful to management and the Board in making strategic decisions that drive long-term stockholder value (as opposed to a short-term focus on earnings).

•	Also during the August 17, 2017 interview with the Nominating/Corporate Governance Committee, Mr. Ackman asked members of the committee if they had had an opportunity to hear the full webcast. While one member said that he had heard a portion of the presentation, it was unclear whether the other members had listened to any of the webcast. Mr. Ackman requested that members of the committee listen to the entire webcast. Mr. Ackman also asked if any of the committee members had seen the press release that the Company had issued earlier that afternoon that was dismissive of Pershing Square’s presentation. Since certain members of the committee had not yet seen the press release, Mr. Ackman read it to them and compared the language and tone of the press release with the cordial and open nature of the conversation with the committee.

•	Also during the August 17, 2017 interview with the Nominating/Corporate Governance Committee, Mr. Ackman stated that it remained his desire to avoid a proxy contest which would involve potential distractions to the Company and which would require that Pershing Square seek the replacement of three existing directors with the Nominees. Mr. Ackman asked the committee whether the Board would agree to expand itself by three and add the Nominees for ADP’s Transformation to the Board rather than fighting a proxy contest so that the Nominees, together with the incumbent directors, could work together in the best interests of the Company. One of the committee members responded that they did not know but would think about the request.

•	On August 17, 2017, Paul Weiss sent a letter to Cadwalader in response to the 220 Demand Letter. In this response, Paul Weiss conveyed the Company’s position that it would provide a subset of the information requested in the 220 Demand Letter, subject to certain conditions and Pershing Square entering into a confidentiality agreement which imposed requirements that, in Pershing Square’s view, were neither required under law nor reasonable given the scope of Pershing Square’s request.

•	On August 21, 2017, ADP announced that the Board had unanimously declined to nominate all of the Nominees for ADP’s Transformation. This announcement came only four days after the completion of the Nominating/Corporate Governance Committee’s interviews with the Nominees.

•	On August 21, 2017, Pershing Square issued a press release in response to the Company’s press release earlier that day, noting that while Pershing Square has an 8.3% stake in the Company but no Board representation, the cumulative ownership of the Board (including ADP’s CEO) is less than 0.09% of the shares of Common Stock outstanding.

•	On August 22, 2017, the Company filed with the SEC a preliminary proxy statement in connection with the 2017 Annual Meeting and also issued a press release announcing such filing.

•	On August 24, 2017, Mr. Ackman sent a letter to Mr. Rodriguez and Mr. Jones. In this letter, Mr. Ackman stated that he looked forward to engaging in a productive and substantive discussion with the Board and appreciated the opportunity to meet with the Board on September 5, 2017. Mr. Ackman also stated in the letter that it would be helpful if the Board could identify any specific areas of interest that Pershing Square should address in the meeting and that Pershing Square was looking forward to addressing in detail any questions or concerns that the Board may have in order to facilitate a meaningful dialogue at and after the September 5 discussion.

•	On August 24, 2017, Pershing Square responded to the Company’s response to the 220 Demand Letter, which included a revised confidentiality agreement that Pershing Square was prepared to enter into in the interest of avoiding any further delay in its communications with fellow Stockholders.

•	On August 25, 2017, a representative of Paul Weiss called a representative of Cadwalader to respond to the August 24 letter from Mr. Ackman. During the call, the representative of Paul Weiss stated that the Board wouldn’t request any specific focus items or provide any questions for Pershing Square in advance of the September 5, 2017 meeting. The representative of Paul Weiss also stated that Mr. Ackman should lead the discussion however he thinks most appropriate and that members of the Board may ask questions during the meeting.

•	On August 28, 2017, Pershing Square filed with the SEC amendment no. 1 to its preliminary proxy statement.

REASONS FOR THE SOLICITATION

While the Company has enjoyed a decades-long, leading market position and produced good historical results, we believe that ADP’s operating efficiency is significantly below that of its competitors and its potential. In addition, we believe that ADP has been too slow to adapt to a rapidly evolving and highly competitive marketplace. As a result, the Company’s market position has been threatened in recent years by the rise of competitors that we believe are more innovative and visionary, including most notably Paycom Software, Inc., Paycor, Inc., Paylocity Corporation, The Ultimate Software Group, Inc. and Workday, Inc. In our view, these competitors have gained market share at the expense of ADP’s growth primarily by creating highly advanced, automated and integrated software platforms.

We believe that ADP can meaningfully improve its operating performance by improving the quality of its software and service offerings, significantly reducing operating costs, and increasing efficiency, which will accelerate growth and significantly improve profit margins. To that end, if elected, the Nominees for ADP’s Transformation will be intensely focused on ensuring that management fosters a culture of innovation, invests in automated customer self-sufficiency and service tools, restructures ADP’s service organization, automates implementation functions, modernizes back-end technology infrastructure, reduces legacy platform system development expense, restructures ADP’s business unit organization toward a simplified and client-centric, go-to-market approach, optimizes management spans-and-layers, reduces duplicative functional capabilities among business units, and promotes more shared services across business units.

The Nominees for ADP’s Transformation also intend to work with the Board to redesign incentive compensation to better align incentives with the long-term objectives of the Company and seek to ensure that management does not focus on meeting short-term quarterly earnings targets at the expense of creating long-term stockholder value. We seek to bring additional outside perspective and experience to the Board by adding three new independent directors including a major Stockholder who can provide an owner’s perspective in the boardroom. We also seek to give Stockholders an opportunity to express their support for accelerating operational improvements and maximizing stockholder value.

We believe that the Board has not sufficiently challenged management to achieve ADP’s true potential and has not held management accountable for the Company’s underperformance relative to its competitors and its potential. Rather, we believe the Board has overseen management’s execution of a strategy that has produced incremental increases in revenues, margins and earnings without sufficient focus on the realization of the Company’s significant potential. We believe that the Company has not achieved sufficient labor productivity despite an environment of significant industry-wide technological improvements, including automation and product self-sufficiency, that in our view should increase labor productivity and expand margins.

Despite the Company’s significant scale and resource advantages, other companies with much more limited resources have been able to enter the market with superior offerings, take market share away from ADP, and cause ADP’s growth to significantly decelerate. We are concerned that, rather than acting with urgency, the Board appears to be accepting of the status quo, which we believe will result in a continuation of the Company’s historical business practices, lead to a deceleration in performance, reduce revenue and earnings growth, and limit progress on expanding margins. Therefore, we have nominated a slate of three highly qualified nominees with relevant operating, strategic, financial and technology expertise who we believe would bring critical background, experience, skills and additional judgment to the Board’s decision-making process. These individuals are committed to working with the Board to improve the Company’s operating performance and to address the issues we have raised, with a goal of maximizing sustainable, long-term value for all ADP Stockholders.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees and the other proposals described in this proxy statement at the 2017 Annual Meeting is being made by Pershing Square and the Nominees. For more information regarding Pershing Square and the Nominees in this solicitation, please see Annex A attached to this proxy statement.

What are we asking you to vote for?

We are asking you to vote on the GOLD proxy card at the 2017 Annual Meeting as follows:

1.	“FOR” the election of William A. Ackman, Veronica M. Hagen and V. Paul Unruh to serve as directors on the Board until the 2018 Annual Meeting or until their respective successors are duly elected and qualified and grant authority to vote for the Company’s nominees other than [ ], [ ] and [ ];

2.	“FOR” the repeal of each provision of or amendment to the By-Laws adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws), and up to and including the date of the 2017 Annual Meeting;

3.	“ ” the ratification of the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018;

4.	for the approval, on an advisory basis, of a frequency of “ ” for future advisory votes on the Company’s executive compensation; and

5.	“ ” the approval, on an advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

Why are we soliciting your vote?

While the Company has enjoyed a decades-long, leading market position and produced good historical results, we believe that ADP has been too slow to adapt to a rapidly evolving and highly competitive marketplace. As a result the Company’s market position has been threatened in recent years by the rise of more innovative and visionary companies. We believe that ADP can meaningfully improve its operating performance by improving the quality of its software and service offerings, significantly reducing operating costs, and increasing efficiency, which will accelerate growth and significantly improve profit margins. We seek to bring additional outside perspective and experience to the Board by adding three new independent directors including a major Stockholder who can provide an owner’s perspective in the boardroom. We also seek to give Stockholders an opportunity to express their support for accelerating operational improvements and maximizing stockholder value.

Who are the Nominees for ADP’s Transformation?

We are proposing that William A. Ackman, Veronica M. Hagen and V. Paul Unruh be elected as directors of the Company to serve on the Board until the 2018 Annual Meeting or until their respective successors are duly elected and qualified.

Set forth below is (a) the name, age, any position and office with the Company held by each such Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
William A. Ackman (51)	888 Seventh Avenue, 42nd Floor, New York, New York 10019	William A. Ackman is the founder, chief executive officer and portfolio manager of Pershing Square Capital Management, L.P., an SEC-registered investment adviser founded in 2003. Pershing Square is a concentrated research-intensive, fundamental value investor in publicly traded companies. Mr. Ackman has served as Chairman of the Board of The Howard Hughes Corporation since November 2010. Mr. Ackman served as a director of Valeant Pharmaceuticals International, Inc. between March 2016 and May 2017 and as a director of Canadian Pacific Railway Ltd. between May 2012 and September 2016. Mr. Ackman served as a director of J.C. Penney Company, Inc. from February 2011 through August 2013 and as a director of Justice Holdings Limited from April 2011 to June 2012 when it merged with Burger King Worldwide, Inc. From June 2009 to March 2010, Mr. Ackman served as a director of General Growth Properties, Inc. Mr. Ackman is a Trustee of the Pershing Square Foundation, a member of the Board of Trustees at The Rockefeller University and a member of the Board of Dean’s Advisors of the Harvard Business School.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Mr. Ackman’s management, financial and investment experience, his service on boards of directors of public companies and his investments in public and private companies across a variety of industries provide him with valuable insight, skills and experience that can be applied to the benefit of the Company and the Board.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Veronica M. Hagen (71)	23841 Fairgreens East, Laguna Niguel, CA 92077

Veronica M. Hagen served as Chief Executive Officer of Polymer Group, Inc. (“Polymer”), which was acquired by Blackstone Group (“Blackstone”). Ms. Hagen served as Polymer’s CEO from 2007 until her retirement in 2013 and served as a director from 2007 to 2015, when Polymer was sold by Blackstone to Berry Plastics Group Inc. for approximately $2.45 billion. Ms. Hagen also served as President of Polymer from January 2011 until her retirement in 2013. Polymer is a leading producer and marketer of engineered materials. Prior to joining Polymer, Ms. Hagen was the President and Chief Executive Officer of Sappi Fine Paper, a division of Sappi Limited, the South African-based global leader in the pulp and paper industry, from November 2004 until 2007. Ms. Hagen also served as Vice President and Chief Customer Officer at Alcoa Inc. She has served on the Board of Directors of American Water Works Company, Inc. since 2016 and currently serves on the Compensation Committee and the Nominating/Corporate Governance Committee. Ms. Hagen also serves as the Chair of the Compensation Committee and a member of the Nominating and Governance Committee of the Board of Directors of Newmont Mining Corporation, having served as a director since 2005. Since 2008, Ms. Hagen has served as a director of Southern Company on the Nuclear/Operations Committee and as chair of the Nominating and Governance Committee. She also served as lead director of Southern Company for two years. Ms. Hagen is a member of the Committee of 200, Women Corporate Directors, and the National Association of Corporate Directors.

Ms. Hagen has extensive global executive leadership experience in competitive industries where her focus on operational efficiency and productivity were paramount to long-term success. Ms. Hagen’s experience as an executive and public company director will provide valuable skills and insights to the Board.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
V. Paul Unruh (68)	59 Orinda View Road, Orinda, CA 94563

V. Paul Unruh is presently director and Chairman of the Audit Committee at Symantec Corporation, where Mr. Unruh has served as a director since 2005. Mr. Unruh has served as director since 2011 and is presently Chairman of the Audit and Risk Committee at Aconex Limited. Mr. Unruh previously served as a director and member of the Audit and Finance Committee at Heidrick & Struggles International Incorporated from 2004-2017. Mr. Unruh is a member of the National Association of Corporate Directors as well as the KPMG Audit Committee Institute. Mr. Unruh previously served on the Board of London Continental Railways Limited, Move, Inc. and URS Corporation. Mr. Unruh is a Certified Public Accountant. Mr. Unruh retired from his 25-year tenure with Bechtel Group (“Bechtel”) in 2003. Mr. Unruh held several senior leadership positions at Bechtel, including Vice Chairman from 2001-2003, President of Bechtel Enterprises Holdings, Inc. from 1997-2001, Chief Financial Officer from 1992-1996, Controller from 1987-1991, Treasurer from 1983-1986 and Manager of Financial Systems Development from 1978-1982. At Bechtel, Mr. Unruh was a member of the three-member executive committee responsible for overall direction of the company.

Mr. Unruh has obtained technology, project development, finance, accounting, human resources, legal, and strategic planning expertise through his 30 years of professional experience as a senior executive. This experience, along with Mr. Unruh’s public company board experience, will make him a valuable addition to the Board.

The Board consists of ten directors. This proxy statement is soliciting proxies to elect William A. Ackman, Veronica M. Hagen and V. Paul Unruh, and to grant authority to vote for the Company’s nominees other than [                ], [                ] and [                ]. Therefore, should a Stockholder so authorize us, we will cast votes for our three Nominees and for between none and seven of the Company’s nominees. None of the Company’s nominees for whom we seek authority to vote has agreed to serve with any of our Nominees, if elected, and there is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected to the Board.

If elected, the Nominees are likely to be a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. The Nominees intend to work actively with the other Board members to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and working constructively with the other Board members, the Nominees believe they can effect positive change at the Company.

You should refer to the Company’s proxy statement for the 2017 Annual Meeting, for the names, background, qualifications and other information concerning the Company’s nominees.

Who can vote at the 2017 Annual Meeting?

According to the Company’s public filings, Common Stock is the Company’s only outstanding class of capital stock. Only Stockholders of record as shown on the Company’s books at the close of business on the Record Date are entitled to vote at the 2017 Annual Meeting or any adjournment thereof. Each Stockholder is entitled to one vote per share of Common Stock on all matters to be voted on at the 2017 Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Stockholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the 2017 Annual Meeting even if they sell their shares after the Record Date.

How do proxies work?

We are asking you to appoint William A. Ackman, Edward T. McCarthy and [                ] as your proxy holder to vote your shares of Common Stock at the 2017 Annual Meeting. You make this appointment by voting the enclosed GOLD proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares of Common Stock at the 2017 Annual Meeting, according to the directions you provide. You may vote for all, some, or none of our Nominees. Regardless of whether you are able to attend the 2017 Annual Meeting, you are urged to complete the enclosed GOLD proxy card and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card). All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

IF YOU RETURN A VALID PROXY AND NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED: (I) “FOR” WILLIAM A. ACKMAN FOR DIRECTOR; (II) “FOR” VERONICA M. HAGEN FOR DIRECTOR; (III) “FOR” V. PAUL UNRUH FOR DIRECTOR; (IV) TO GRANT AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS, OTHER THAN [                ], [                ] AND [                ]; (V) “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BY-LAWS ADOPTED WITHOUT THE APPROVAL OF STOCKHOLDERS AFTER AUGUST 2, 2016 (THE DATE OF THE LAST PUBLICLY AVAILABLE BY-LAWS), AND UP TO AND INCLUDING THE DATE OF THE 2017 ANNUAL MEETING; (VI) “                ” THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING JUNE 30, 2018; (VII) FOR “                ” ON THE COMPANY’S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, A FREQUENCY OF “                ” FOR FUTURE ADVISORY VOTES ON THE COMPANY’S EXECUTIVE COMPENSATION; (VIII) “                ” THE COMPANY’S PROPOSAL ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT FOR THE 2017 ANNUAL MEETING; AND (IX) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT PERSHING SQUARE DOES NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2017 ANNUAL MEETING.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. Unless you indicate otherwise on the GOLD proxy card, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us at the time this proxy statement was printed and that, under the By-Laws, may be properly presented for action by the Stockholders at the 2017 Annual Meeting.

What is the quorum requirement for the 2017 Annual Meeting?

In order to carry on the business of the 2017 Annual Meeting, there must be a quorum. This means holders of record of at least a majority of the shares of Common Stock entitled to vote must be represented at the meeting, either by proxy or in person. Abstentions, votes withheld and broker “non-votes” will be counted as present or represented at the 2017 Annual Meeting for purposes of determining the presence or absence of a quorum.

What is the effect of an abstain vote?

If a Stockholder abstains from voting as to any matter, then the shares of Common Stock held by such Stockholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall otherwise not be deemed to have been voted on such matter.

What is a broker non-vote?

A “broker non-vote” occurs when a broker or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals (which typically include ratification of compensation plans) but may not vote on “non-routine” proposals. However, under the current circumstances of a contested election, there are no “routine” proposals and, accordingly, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without receiving instructions from you.

Broker non-votes, if any, will be deemed present at the 2017 Annual Meeting for purposes of determining whether a quorum exists for the 2017 Annual Meeting, but they will not be counted in determining the number of shares of Common Stock necessary for approval of any proposal.

What vote is required to elect the Nominees?

Under the By-Laws, in contested elections such as this one, the directors shall be elected by the vote of a plurality of the shares of Common Stock represented, in person or by proxy, at the 2017 Annual Meeting (meaning, assuming that the Board remains the same size as it is currently, those ten director nominees receiving the greatest number of votes cast “FOR” shall be elected). Stockholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the ten nominees receiving the most votes. A properly executed proxy marked “WITHHOLD” with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but a proxy marked “WITHHOLD” with respect to any specific director nominee will not be considered to have been voted for or against such director nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific director nominee will result in such director nominee receiving fewer “FOR” votes. A Stockholder cannot abstain in the election of directors.

What vote is required to adopt the Stockholder Proposal?

Approval of the Stockholder Proposal requires the affirmative vote of a majority of the shares of Common Stock represented at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the

2017 Annual Meeting. You may vote for or against or you may abstain on the Stockholder Proposal. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will not have a direct effect on the Stockholder Proposal.

How many shares of Common Stock must be voted in favor of the other proposals described in this proxy statement?

The ratification of the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018 will require the affirmative vote of a majority of the shares of Common Stock represented at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2017 Annual Meeting. You may vote for or against or you may abstain on this proposal. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will not have a direct effect on this proposal.

The proposal to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation, is not binding on the Company; however, the Company has indicated that the outcome of such votes will be taken into account when considering the frequency of future advisory votes on the Company’s executive compensation. You may vote for one year, two years, three years or you may abstain on this proposal. Abstentions and broker non-votes will have no effect on this proposal. The opportunity to vote on this proposal is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this proposal, if passed, would not be binding upon the Company and would serve only as a recommendation to the Board.

The proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting, will be considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock represented at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2017 Annual Meeting. You may vote for or against or you may abstain on this proposal. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will not have a direct effect on the proposal. The opportunity to vote on this proposal is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this proposal, if passed, would not be binding upon the Company and would serve only as a recommendation to the Board.

If other matters are properly brought before the 2017 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Company’s Amended and Restated Certificate of Incorporation (as amended, the “Charter”) and By-Laws, as applicable.

What should I do in order to vote for the Nominees for ADP’s Transformation and the Stockholder Proposal?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD proxy card.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2017 Annual Meeting, we encourage you to read this proxy statement and date, sign and return your completed GOLD proxy card prior to the 2017 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2017 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2017 Annual Meeting.

Can I use the GOLD proxy card to vote for any of the Company’s nominees?

Under the proxy rules, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Company’s nominees, other than those Company nominees we specify. This allows a Stockholder who desires to vote for up to a full complement of ten director nominees to use the GOLD proxy card to vote for our Nominees as well as the Company’s nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder does not seek authority to vote and will not exercise authority to vote. We have determined to nominate a slate of the three Nominees for ADP’s Transformation, William A. Ackman, Veronica M. Hagen and V. Paul Unruh, and are seeking authority to vote for up to all of the Company’s nominees other than [                ], [                ] and [                ]. As a result, should a Stockholder so authorize us on the GOLD proxy card, we would cast votes for our three Nominees and for between none and seven of the Company’s nominees. None of the Company’s nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

How do I revoke a proxy?

Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed GOLD proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	delivering to the Secretary or any other officer of the Company a written notice of revocation at Automatic Data Processing, Inc., 1 ADP Boulevard, Roseland, New Jersey 07068; or

•	attending the 2017 Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2017 Annual Meeting as described in this proxy statement. Attending the 2017 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2017 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017

ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Pershing Square?

The entire expense of soliciting proxies for the 2017 Annual Meeting by the participants in this solicitation or on the participants’ behalf is being borne by Pershing Square. Pershing Square has not yet determined whether it intends to seek reimbursement of such solicitation expenses and may submit the question of such reimbursement to a vote of the Company’s security holders.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, D.F. King. Stockholders may call toll-free at (866) 342-1635. Banks and brokers may call collect at (212) 269-5550.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES FOR ADP’S TRANSFORMATION AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [                ], [                    ] AND [                    ] AND “FOR” THE PROPOSAL TO REPEAL ANY PROVISION OF OR AMENDMENT TO THE BY-LAWS ADOPTED WITHOUT STOCKHOLDER APPROVAL AFTER AUGUST 2, 2016 (THE DATE OF THE LAST PUBLICLY AVAILABLE BY-LAWS), AND UP TO AND INCLUDING THE DATE OF THE 2017 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

The proxy materials are available at no charge at www.ADPascending.com.

PROPOSAL NO. 1—ELECTION OF NOMINEES

We propose that the Stockholders elect William A. Ackman, Veronica M. Hagen and V. Paul Unruh as directors of the Company at the 2017 Annual Meeting. According to publicly available information, the Board consists of ten directors.

The initial term of each Nominee, if elected, would be until the 2018 Annual Meeting or until their successors are duly elected and qualified in accordance with the By-Laws. Each Nominee has executed a consent to being named as a nominee in this proxy statement as such and to serving as a director of the Company, if so elected.

This proxy statement is soliciting proxies to elect William A. Ackman, Veronica M. Hagen and V. Paul Unruh and to grant authority to vote for the Company’s nominees other than [                ], [                ] and [                ]. Therefore, should a Stockholder so authorize us, we will cast votes for the three Nominees for ADP’s Transformation and for between none and seven of the Company’s nominees. None of the Company’s nominees for whom we seek authority to vote has agreed to serve with any of our Nominees, if elected, and there is no assurance that they will do so.

The Company’s corporate governance principles, which are available on the Company’s website at http://s21.q4cdn.com/221597763/files/doc_downloads/corporate_governance/Principles-of-Corporate-Governance-as-adopted-4.5.17.pdf , provide that a director who meets all of the enumerated categorical standards (which include a standard that a director does not own more than 5% of the shares of Common Stock) shall be presumed to be “independent.” Pershing Square does not have any knowledge of any facts that would prevent the determination that each of the Nominees is independent under the applicable standards; although Mr. Ackman may be deemed to beneficially own more than 5% of the shares of Common Stock as described elsewhere in this proxy statement. Pershing Square does not have any knowledge of any facts that would prevent the determination that Mr. Ackman is independent under the applicable standards of Nasdaq or the SEC.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her duties as a director.

We are not seeking control of the Board at the 2017 Annual Meeting. If elected, the Nominees are likely to be a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. The Nominees intend to work actively with the other Board members to discuss the issues and challenges facing the Company and resolve them together. By utilizing their respective experience and working constructively with the other Board members, the Nominees believe they can effect positive change at the Company.

Pershing Square does not expect that the Nominees will be unable to stand for election. If any Nominee is unable to serve or for good cause will not serve, Pershing Square may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

Pershing Square reserves the right to nominate additional persons, to the extent this is not prohibited under applicable law or the Company’s organizational documents, if the Company purports to increase the number of directorships, and/or the Company makes or announces any changes to the By-Laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the foregoing, and/or any Nominee is unable to serve or for good cause will not serve. Additional nominations made pursuant to the foregoing are without prejudice to the position of Pershing Square that any attempt to change the size of the Board or disqualify any of the Nominees through By-Law amendments or otherwise would constitute unlawful manipulation of the Company’s corporate governance. Pershing Square reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee. If Pershing Square is permitted to substitute a nominee or propose an additional nominee, Pershing Square will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for substitute nominees or additional nominees.

Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company’s proxy statement for the 2017 Annual Meeting for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between Pershing Square and the Nominees

Pershing Square, on behalf of the funds it advises, and each Nominee have entered into an Engagement and Indemnification Agreement, pursuant to which each Nominee has agreed to be named as a nominee in the proxy soliciting materials related to the 2017 Annual Meeting. Pursuant to the Engagement and Indemnification Agreement, Pershing Square has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the slate of nominees of Pershing Square for election to the Board (the “Slate”) or the solicitation of proxies in connection therewith. Pershing Square has further agreed to reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of the Slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the Slate.

Other than as set forth herein, no participant in this solicitation and no associate of any participant in this solicitation has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company’s Directors

The Nominees will not receive any compensation from Pershing Square to serve as Nominees for election or as a director, if elected, of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the Company’s public filings.

According to the Company’s public filings, each non-employee director receives an annual retainer of $290,000, $175,000 of which is paid in the form of deferred stock units and $115,000 of which may, at the election of each director, be paid in cash or in deferred stock units. In addition, the Board chair receives an incremental retainer of $165,000, $82,500 of which is paid in the form of deferred stock units and $82,500 of which may, at the election of the Board chair, be paid in cash or in deferred stock units. The additional retainer for chair of the Audit Committee is $20,000, the additional retainer for chair of the Compensation Committee is $15,000, the additional retainer for the chair of the Nominating/Corporate Governance Committee is $15,000 and the additional retainer for the chair of the Corporate Development and Technology Advisory Committee is

$15,000. Meeting fees are not paid in respect of the first seven meetings of the Board or of any individual committee, but non-employee directors receive $2,000 for each Board meeting attended and $1,500 for each committee meeting attended beginning with the eighth meeting of the Board or any individual committee, as applicable. Meeting fees and the additional annual retainer may, at the election of each director, be paid in cash, deferred, or paid in deferred stock units.

The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the 2017 Annual Meeting.

Pershing Square believes that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The By-Laws also contain a provision that provides for the indemnification of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she (x) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any such employee or agent, in a manner he or she reasonably believed to be not in violation of any policies or directives of the Company and (y) with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Company to procure a judgment in its favor (i) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit and (ii) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The Charter also contains a provision that provides for indemnification of officers and directors to the fullest extent permitted under the DGCL (and in particular Section 145 thereof), as from time to time amended. The Charter also contains a provision eliminating the personal liability of a director for monetary damages for breach of fiduciary duty as a director; except for liability (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Pershing Square expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the By-Laws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.

None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

None of the Nominees has any position or office with the Company, and no occupation or employment with which the Nominees have been involved, during the past five years, was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

Interests of the Nominees

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement. Pershing Square expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the By-Laws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.

Mr. Ackman could be considered to have an indirect interest in the Nomination Proposal as described below. Mr. Ackman is the managing member of PS Management, which is the general partner of Pershing Square Capital. Pershing Square Capital is the investment manager of the Pershing Square Funds. PS VI Master is a special purpose vehicle formed for the purpose of investing in the Common Stock of the Company and related derivatives alongside the other Pershing Square Funds. Through this role, Mr. Ackman controls the investment and voting decisions of the Pershing Square Funds with respect to any securities held by the Pershing Square Funds, including the shares of Common Stock owned by the Pershing Square Funds (the “Subject Shares”). Pershing Square Capital is, pursuant to an investment management agreement with the Pershing Square Funds, entitled to management fees from the Pershing Square Funds that are customary in the investment management industry, which fees are based in part on the value of the Pershing Square Funds’ investment portfolio, of which the Subject Shares form a part as of the date of this proxy statement. Pershing Square Capital, controlled by Mr. Ackman, is also entitled to performance-based fees from the Pershing Square Funds that are customary in the investment management industry, which fees are based on the increase in value of the Pershing Square Funds’ investment portfolio, of which the Subject Shares form a part as of the date of this proxy statement. Mr. Ackman is entitled to portions of such fees through his direct or indirect equity interests in such fee recipients, and as such could be considered to have an interest in the Nomination Proposal.

Other than as set forth in this proxy statement, none of the persons listed on Annex A of this proxy statement, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2017 Annual Meeting.

The information herein regarding a particular Nominee has been furnished to Pershing Square by such Nominee.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF WILLIAM A. ACKMAN, VERONICA M. HAGEN AND V. PAUL UNRUH AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [                ], [                ] AND [                ] BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD “FOR” THE ELECTION OF WILLIAM A. ACKMAN, VERONICA M. HAGEN AND V. PAUL UNRUH AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [                ], [                ] AND [                ].

Please do not return any proxy card you may receive from the Company or otherwise authorize a proxy (other than on the GOLD proxy card delivered by us to you) to vote your shares of Common Stock for the Company’s nominees. If you have already submitted a proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—REPEAL CERTAIN PROVISIONS OF OR AMENDMENTS TO THE

BY-LAWS ADOPTED SINCE AUGUST 2, 2016

Section 8.01 of Article II of the By-Laws provides that, subject to the provisions of the Charter, the By-Laws may be amended, altered or repealed (a) by resolution adopted by a majority of the Board at any special or regular meeting of the Board if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting; or (b) at any regular or special meeting of the stockholders if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting. Pursuant to Section 2 of Article Fifth of the Charter, the Board may from time to time make, alter, or repeal the By-Laws of the Company; provided, that any By-Laws made, amended, or repealed by the Board may be amended or repealed, and new By-Laws may be made, by the Stockholders. Pursuant to Section 216 of the DGCL, adoption of the Stockholder Proposal requires the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy at the 2017 Annual Meeting and entitled to vote on the Stockholder Proposal.

We believe that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of or amendment to the By-Laws, unilaterally adopted by the Board after the date of the most recent publicly disclosed By-Laws, which is August 2, 2016. We are accordingly proposing a resolution that would repeal any provision of the By-Laws or amendment to the By-Laws that the Board adopted or adopts without the approval of the Stockholders after August 2, 2016 and up to and including the date of the 2017 Annual Meeting, including, without limitation, any amendments the Board has adopted or might adopt without public disclosure in an effort to impede the effectiveness of our nomination of the Nominees, negatively impact our ability to solicit and/or obtain proxies from stockholders, contravene the will of the stockholders expressed in those proxies or modify the Company’s corporate governance regime. We are not currently aware of any specific provision of or amendment to the By-Laws that would be repealed by the adoption of the Stockholder Proposal. It is possible that, to the extent this proposal is lawfully approved, such approval could result in the repeal of yet-to-be adopted By-Law provisions that are aligned with security holders’ interests. In the event of a legal challenge to this proposal, a court of competent jurisdiction would serve as arbiter.

Although adoption of this proposal could have the effect of repealing previously undisclosed By-Law amendments, including those unrelated to the proposed election of the Nominees, without considering the beneficial nature, if any, of such amendments to the Stockholders, it would not repeal any such amendments that were approved by the Stockholders.

The Stockholder Proposal provides for the adoption of a resolution in the following form:

“RESOLVED, that each provision of or amendment to the By-Laws, adopted by the Board without the approval of the Company’s stockholders after August 2, 2016 (the date of the most recent publicly disclosed By-Laws) and up to and including the date of the 2017 annual meeting of stockholders of the Company be, and they hereby are, repealed.”

WE STRONGLY URGE YOU TO VOTE “FOR” THE STOCKHOLDER PROPOSAL AND TO USE THE GOLD PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE REPEAL OF ANY PROVISION OF OR AMENDMENT TO THE BY-LAWS ADOPTED WITHOUT STOCKHOLDER APPROVAL AFTER AUGUST 2, 2016 (THE DATE OF THE LAST PUBLICLY AVAILABLE BY-LAWS), AND UP TO AND INCLUDING THE DATE OF THE 2017 ANNUAL MEETING.

PROPOSAL NO. 3—RATIFICATION OF THE APPOINTMENT OF DELOITTE AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This proxy statement includes a proposal that the Stockholders vote to ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018. We recommend a vote “                ” this matter and intend to vote our shares of Common Stock “                ” this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

PROPOSAL NO. 4—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPANY’S EXECUTIVE COMPENSATION

This proxy statement includes a proposal that the Stockholders vote to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation in accordance with the compensation disclosure rules of the SEC. We are recommending a vote for the approval, on an advisory basis, of a frequency of “                ” for future advisory votes on the Company’s executive compensation and intend to vote our shares of Common Stock for “                ” on this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

PROPOSAL NO. 5—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

This proxy statement includes a proposal that the Stockholders vote to approve, on an advisory basis, the compensation of the Company’s named executive officers in accordance with the compensation disclosure rules of the SEC. We recommend a vote “                ” this matter and intend to vote our shares of Common Stock “                ” this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

OTHER PROPOSALS

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. If, however, Pershing Square learns of any other proposals made at a reasonable time before the 2017 Annual Meeting, Pershing Square will either supplement this proxy statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this proxy statement to be acted upon at the 2017 Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for our Nominees, Stockholder Proposal and the other proposals will be made by Pershing Square. By virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, Pershing Square and the Nominees may be considered participants in the solicitation.

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person and by advertisements. All written soliciting materials, including any emails or scripts to be used in soliciting proxies, will be filed by Pershing Square under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of the members of Pershing Square, none of whom will, except as described in Annex A attached hereto or elsewhere in this proxy statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as Nominees.

D.F. King has been retained to provide solicitation and advisory services in connection with the 2017 Annual Meeting. D.F. King will receive a fee in an amount up to $                 and reimbursement of reasonable and documented out-of-pocket expenses for its services to Pershing Square in connection with the solicitation. Approximately 75 people may be employed by D.F. King to solicit proxies from the Stockholders for the 2017 Annual Meeting. Pershing Square has agreed to indemnify D.F. King in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the Record Date. Pershing Square will reimburse such custodians, nominees and fiduciaries for reasonable and documented expenses incurred in connection therewith.

The entire expense of soliciting proxies for the 2017 Annual Meeting incurred by Pershing Square or on the participants’ behalf is being borne by Pershing Square. Pershing Square has not yet determined whether it intends to seek reimbursement of such solicitation expenses and may submit the question of such reimbursement to a vote of the Company’s security holders. The Board, which will include all three of the Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and the Stockholders. Pershing Square anticipates that the total expenses that they will incur in furtherance of, or in connection with, the solicitation of proxies for the 2017 Annual Meeting will be approximately $[                ]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, Pershing Square has incurred approximately $[250,000] of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Annex A hereto includes information pertaining to the participants in this solicitation, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to such participants.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the participants in this solicitation with respect to the Nomination Proposal or the approval of the Stockholder Proposal is set forth herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the participants in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

During the past ten years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Company has disclosed that as of July 31, 2017, there were 444,374,752 shares of Common Stock outstanding. The Company’s proxy statement for the 2017 Annual Meeting will provide the current number of shares of Common Stock outstanding and entitled to vote at the 2017 Annual Meeting. Each share of Common Stock is entitled to one vote on all matters presented at the 2017 Annual Meeting.

While filings for HSR approval on behalf of Pershing Square funds have been submitted, as of the date of this filing those Pershing Square funds have not yet received clearance to acquire Common Stock exceeding applicable HSR thresholds. As a result, the substantial majority of Pershing Square’s investment in the Company is in the form of forward contracts and long-term stock options of the Company. After those Pershing Square funds receive HSR approval, Pershing Square intends to increase its direct Common Stock holdings in the Company.

As of the date hereof: (i) PS LP holds (a) one share of Common Stock of record, (b) 409,496 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 4,734,424 shares of Common Stock; (ii) PS II holds (a) 0 shares of Common Stock of record, (b) 27,650 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 188,706 shares of Common Stock; (iii) PS International holds (a) 0 shares of Common Stock of record, (b) 499,764 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 5,777,193 shares of Common Stock; (iv) PSH holds (a) 0 shares of Common Stock of record, (b) 829,339 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 10,536,865 shares of Common Stock; and (v) PS VI Master holds (a) 0 shares of Common Stock of record, (b) over-the-counter forward purchase contracts providing for the purchase of 4,029,425 shares of Common Stock and (c) over-the-counter and listed American-style call options providing for the purchase of 9,770,812 shares of Common Stock.

Pershing Square Capital, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares, constituting 8.3% of the outstanding shares of Common Stock (based on information disclosed in the Company’s Annual Report on Form 10-K regarding the number of outstanding shares of Common Stock on July 31, 2017). As the general partner of Pershing Square Capital, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, PS Management may be deemed to be a beneficial owner of the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square Capital and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

The amount of each class of securities of the Company which each of the participants in this solicitation own beneficially, directly or indirectly, is set forth below:

Name	Beneficial Ownership
Pershing Square, L.P.	5,143,921 shares of Common Stock
Pershing Square II, L.P.	216,356 shares of Common Stock
Pershing Square International, Ltd.	6,276,957 shares of Common Stock
Pershing Square Holdings, Ltd.	11,366,204 shares of Common Stock
Pershing Square VI Master, L.P.	13,800,237 shares of Common Stock
Pershing Square Capital Management, L.P.	36,803,675 shares of Common Stock
PS Management GP, LLC	36,803,675 shares of Common Stock
William A. Ackman	36,803,675 shares of Common Stock
Veronica M. Hagen	0 shares of Common Stock
V. Paul Unruh	0 shares of Common Stock

The date of purchase and number of shares of Common Stock purchased are set forth in Annex A to this proxy statement.

Other than as disclosed herein, no participant in this solicitation owns any securities of the Company of record but not beneficially.

Set forth in Annex A hereto are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. Other than as disclosed in Annex A, no participant in this solicitation has effected any transaction in securities of the Company in the past two years.

Other than as disclosed herein, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock owned by Pershing Square is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

As reflected in more detail in Annex A, certain of the Pershing Square Funds are and have been party to forward purchase contracts and call options to purchase shares of Common Stock pursuant to various over-the-counter and listed forward purchase and over-the-counter and listed American-style call options underlying the Subject Shares (which, as indicated on Annex A, were bought by the relevant Pershing Square Fund, and which require the other counterparty thereto to sell and permitted the relevant Pershing Square Fund to acquire such shares of Common Stock when exercised). None of the forward purchase contracts or the options give Pershing Square direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company.

Other than as set forth in this proxy statement or in Annex A hereto, after reasonable inquiry, no participant in this solicitation, nor any of their respective associates or majority-owned subsidiaries, is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Other than as set forth in this proxy statement or in Annex A hereto, after reasonable inquiry, no participant in this solicitation, and no associate of any participant in this solicitation, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth in this proxy statement or in Annex A hereto, no participant in this solicitation and no associate of any participant in this solicitation has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this proxy statement or in Annex A hereto, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationships between any Nominee and any director or executive officer of the Company.

None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during the fiscal year ended June 30, 2017. During such fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the Nominees been directors of the Company.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005. Stockholders may call toll-free at (866) 342-1635. Banks and brokers may call collect at (212) 269-5550. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This proxy statement is dated [                ], 2017. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Stockholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or www.ADPascending.com or by calling D.F. King at the address and phone number indicated above.

Please refer to the Company’s proxy statement for the 2017 Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the 2017 Annual Meeting and in accordance with applicable law.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD

TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES FOR ADP’S TRANSFORMATION AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN [                    ], [                    ] AND [                    ] AND “FOR” THE REPEAL OF ANY PROVISION OF OR AMENDMENT TO THE BY-LAWS ADOPTED WITHOUT STOCKHOLDER APPROVAL AFTER AUGUST 2, 2016 (THE DATE OF THE LAST PUBLICLY AVAILABLE BY-LAWS), AND UP TO AND INCLUDING THE DATE OF THE 2017 ANNUAL MEETING.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2017 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. THIS INFORMATION AND DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CERTAIN BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND THE 2017 ANNUAL MEETING AND VOTE IN PERSON AND PROCEDURES FOR SUBMITTING PROPOSALS FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT AT THE NEXT ANNUAL MEETING. INFORMATION CONCERNING THE DATE BY WHICH PROPOSALS OF SECURITY HOLDERS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS MUST BE RECEIVED BY THE COMPANY FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT AND FORM OF PROXY FOR THAT MEETING IS ALSO CONTAINED IN THE COMPANY’S PROXY STATEMENT. THIS INFORMATION IS CONTAINED IN THE COMPANY’S PUBLIC FILINGS AND STOCKHOLDERS SHOULD REFER TO THE COMPANY’S PROXY STATEMENT FOR THE 2017 ANNUAL MEETING AND ITS OTHER PUBLIC FILINGS IN ORDER TO REVIEW THIS DISCLOSURE. THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

[                ], 2017

Thank you for your consideration and support.

William A. Ackman

Veronica M. Hagen

V. Paul Unruh

Pershing Square Capital Management, L.P.

PS Management GP, LLC

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

Pershing Square VI Master, L.P.

ANNEX A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

Pershing Square Capital, PS Management, PS LP, PS II, PS International, PSH, PS VI Master, William A. Ackman, Veronica M. Hagen and V. Paul Unruh may be deemed “participants” under U.S. Securities and Exchange Commission rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described herein or in the proxy statement, no participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. The source of funding for the transactions pursuant to which Pershing Square Capital, PS Management and Mr. Ackman obtained beneficial ownership of the Subject Shares was derived from the respective capital of the Pershing Square Funds, and from the net proceeds the Pershing Square Funds received from unwinding various forward purchase contracts. The shares of Common Stock owned by Pershing Square have been held in brokerage custodian accounts which, from time to time in the ordinary course, may have utilized margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. No shares of Common Stock are currently held by any participant in this solicitation other than Pershing Square in accounts utilizing margin borrowing. Except as described herein or in the proxy statement, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by Pershing Square is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of Pershing Square and the other participants in this solicitation is set forth below.

PERSHING SQUARE, L.P.

Pershing Square, L.P. is a Delaware limited partnership, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square, L.P. is to purchase, sell, trade and invest in securities.

PERSHING SQUARE II, L.P.

Pershing Square II, L.P. is a Delaware limited partnership, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square II, L.P. is to purchase, sell, trade and invest in securities.

PERSHING SQUARE INTERNATIONAL, LTD.

Pershing Square International, Ltd. is a Cayman Islands exempted company, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square International, Ltd. is to purchase, sell, trade and invest in securities.

PERSHING SQUARE HOLDINGS, LTD.

Pershing Square Holdings, Ltd. is a closed-end investment company incorporated in Guernsey, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square Holdings, Ltd. is to purchase, sell, trade and invest in securities. Pershing Square Holdings, Ltd.’s public shares trade on the Premium Segment of the Main Market of the London Stock Exchange and on Euronext Amsterdam.

PERSHING SQUARE VI MASTER, L.P.

Pershing Square VI Master, L.P. is a Cayman Islands limited partnership, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square VI Master, L.P. is to purchase, sell, trade and invest in securities of the Company and related derivatives.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Pershing Square Capital Management, L.P. is a Delaware limited partnership, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of Pershing Square Capital Management, L.P. is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd. and Pershing Square VI Master, L.P.

PS MANAGEMENT GP, LLC

PS Management GP, LLC is a Delaware limited liability company, whose principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The principal business of PS Management GP, LLC is to serve as the general partner of Pershing Square Capital Management, L.P.

WILLIAM A. ACKMAN

William A. Ackman, a United States citizen, is the Chief Executive Officer of Pershing Square Capital Management, L.P., the investment advisor to Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd. and Pershing Square VI Master, L.P. and other Pershing Square affiliates. Mr. Ackman is also the managing member of each of (i) PS Management GP, LLC, the sole general partner of Pershing Square Capital Management, L.P., and (ii) Pershing Square VI GP, LLC, the sole general partner of Pershing Square VI Master, L.P. Mr. Ackman’s principal business address is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

VERONICA M. HAGEN

Veronica M. Hagen, a United States citizen, is the former President and Chief Executive Officer of Polymer Group, Inc. Ms. Hagen’s principal business address is 23841 Fairgreens East, Laguna Niguel, CA 92077.

V. PAUL UNRUH

V. Paul Unruh, a United States citizen, is presently director and Chairman of the Audit Committee at Symantec Corporation and director and Chairman of the Audit and Risk Committee at Aconex Limited. Mr. Unruh’s principal business address is 59 Orinda View Road, Orinda, CA 94563.

TRANSACTIONS IN THE SECURITIES OF THE COMPANY:

PS LP

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
May 10, 2017	Buy	37,396	$96.52	N/A	$3,609,451	Common Stock	N/A
May 11, 2017	Buy	130,022	$96.26	N/A	$12,515,476	Common Stock	N/A
May 12, 2017	Buy	58,752	$97.10	N/A	$5,704,866	Common Stock	N/A
May 15, 2017	Buy	59,629	$98.39	N/A	$5,866,826	Common Stock	N/A
May 16, 2017	Buy	77,042	$98.44	N/A	$7,583,706	Common Stock	N/A
May 17, 2017	Buy	46,656	$97.87	N/A	$4,566,353	Common Stock	N/A
May 18, 2017	Buy	77,229	$97.92	N/A	N/A	OTC Equity Forward	May 18, 2020
May 19, 2017	Buy	136,814	$98.56	N/A	N/A	OTC Equity Forward	May 19, 2020
May 22, 2017	Buy	51,009	$99.39	N/A	N/A	OTC Equity Forward	May 22, 2020
May 23, 2017	Buy	23,916	$99.38	N/A	N/A	OTC Equity Forward	May 26, 2020
May 24, 2017	Buy	110,856	$99.90	N/A	N/A	OTC Equity Forward	May 26, 2020
May 25, 2017	Buy	36,186	$100.65	N/A	N/A	OTC Equity Forward	May 26, 2020
May 26, 2017	Buy	34,660	$101.29	N/A	N/A	OTC Equity Forward	May 26, 2020
May 30, 2017	Buy	54,193	$100.94	N/A	N/A	OTC Equity Forward	June 1, 2020
May 31, 2017	Buy	45,403	$102.08	N/A	N/A	OTC Equity Forward	June 1, 2020
June 1, 2017	Buy	69,013	$102.64	N/A	N/A	OTC Equity Forward	June 1, 2020
June 2, 2017	Buy	414,271	$100.32	N/A	N/A	OTC Equity Forward	June 2, 2020
June 5, 2017	Buy	148,816	$101.18	N/A	N/A	OTC Equity Forward	June 5, 2020
June 6, 2017	Buy	49,454	$101.35	N/A	N/A	OTC Equity Forward	June 8, 2020
June 7, 2017	Buy	99,718	$101.11	N/A	N/A	OTC Equity Forward	June 8, 2020
June 8, 2017	Buy	146,164	$100.83	N/A	N/A	OTC Equity Forward	June 8, 2020
June 9, 2017	Buy	187,101	$100.53	N/A	N/A	OTC Equity Forward	June 9, 2020
June 12, 2017	Buy	37,451	$101.05	N/A	N/A	OTC Equity Forward	June 12, 2020
June 13, 2017	Buy	92,915	$101.86	N/A	N/A	OTC Equity Forward	June 15, 2020
June 14, 2017	Buy	152,650	$101.59	N/A	N/A	OTC Equity Forward	June 15, 2020
June 15, 2017	Buy	65,950	$101.95	N/A	N/A	OTC Equity Forward	June 15, 2020
June 16, 2017	Buy	87,458	$103.16	N/A	N/A	OTC Equity Forward	June 16, 2020
June 19, 2017	Buy	54,121	$103.91	N/A	N/A	OTC Equity Forward	June 19, 2020
June 20, 2017	Buy	197,902	$102.86	N/A	N/A	OTC Equity Forward	June 22, 2020
June 21, 2017	Buy	182,228	$102.47	N/A	N/A	OTC Equity Forward	June 22, 2020
June 22, 2017	Buy	149,095	$102.06	N/A	N/A	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	77,229	$101.69	N/A	$291,250	OTC Equity Forward	May 18, 2020
June 23, 2017	Sell	136,814	$101.68	N/A	$427,245	OTC Equity Forward	May 19, 2020
June 23, 2017	Sell	51,009	$101.68	N/A	$116,981	OTC Equity Forward	May 22, 2020
June 23, 2017	Sell	23,916	$101.68	N/A	$54,991	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	110,856	$101.68	N/A	$197,635	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	36,186	$101.68	N/A	$37,274	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	34,660	$101.68	N/A	$13,470	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	54,193	$101.68	N/A	$39,896	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	45,403	$101.67	N/A	$(18,217)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	69,013	$101.67	N/A	$(66,453)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	414,271	$101.68	N/A	$562,180	OTC Equity Forward	June 2, 2020
June 23, 2017	Sell	148,816	$101.68	N/A	$74,404	OTC Equity Forward	June 5, 2020

PS LP

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
June 23, 2017	Sell	49,454	$101.68	N/A	$16,045	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	99,718	$101.11	N/A	$(82)	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	146,164	$101.11	N/A	$40,415	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	187,101	$101.11	N/A	$107,940	OTC Equity Forward	June 9, 2020
June 23, 2017	Sell	37,451	$101.11	N/A	$2,035	OTC Equity Forward	June 12, 2020
June 23, 2017	Sell	92,915	$101.10	N/A	$(70,065)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	152,650	$101.11	N/A	$(74,383)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	65,950	$101.10	N/A	$(55,685)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	87,458	$101.10	N/A	$(180,074)	OTC Equity Forward	June 16, 2020
June 23, 2017	Sell	54,121	$101.10	N/A	$(152,228)	OTC Equity Forward	June 19, 2020
June 23, 2017	Sell	197,902	$101.10	N/A	$(348,523)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	182,228	$101.10	N/A	$(249,820)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	149,095	$101.10	N/A	$(142,487)	OTC Equity Forward	June 22, 2020
June 23, 2017	Buy to Open	3,181,133	$35.93	$76.06	$114,296,836	OTC Call Option	June 23, 2020
June 26, 2017	Buy	78,499	$102.02	N/A	N/A	OTC Equity Forward	June 26, 2020
June 27, 2017	Buy	110,902	$101.97	N/A	N/A	OTC Equity Forward	June 29, 2020
June 28, 2017	Buy	119,392	$102.07	N/A	N/A	OTC Equity Forward	June 29, 2020
June 29, 2017	Buy	171,244	$101.89	N/A	N/A	OTC Equity Forward	June 29, 2020
June 30, 2017	Buy	89,611	$102.59	N/A	N/A	OTC Equity Forward	June 30, 2020
July 3, 2017	Buy	46,700	$102.89	N/A	N/A	OTC Equity Forward	July 6, 2020
July 5, 2017	Buy	51,241	$103.47	N/A	N/A	OTC Equity Forward	July 6, 2020
July 6, 2017	Buy	87,186	$103.36	N/A	N/A	OTC Equity Forward	July 6, 2020
July 7, 2017	Buy	58,319	$105.09	N/A	N/A	OTC Equity Forward	July 7, 2020
July 10, 2017	Buy	184,282	$104.41	N/A	N/A	OTC Equity Forward	July 10, 2020
July 11, 2017	Buy	87,483	$102.33	N/A	N/A	OTC Equity Forward	July 13, 2020
July 12, 2017	Buy	57,033	$102.73	N/A	N/A	OTC Equity Forward	July 13, 2020
July 13, 2017	Buy	73,047	$101.68	N/A	N/A	OTC Equity Forward	July 13, 2020
July 14, 2017	Buy	62,211	$101.43	N/A	N/A	OTC Equity Forward	July 14, 2020
July 17, 2017	Buy	83,192	$101.60	N/A	N/A	OTC Equity Forward	July 17, 2020
July 18, 2017	Buy	38,356	$101.18	N/A	N/A	OTC Equity Forward	July 20, 2020
July 26, 2017	Sell	78,499	$104.85	N/A	$222,021	OTC Equity Forward	June 26, 2020
July 26, 2017	Sell	110,902	$104.86	N/A	$319,940	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	119,392	$104.87	N/A	$334,563	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	171,244	$104.88	N/A	$513,374	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	89,611	$104.89	N/A	$206,386	OTC Equity Forward	June 30, 2020
July 26, 2017	Sell	46,700	$104.89	N/A	$93,790	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	51,241	$104.91	N/A	$73,682	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	87,186	$104.92	N/A	$135,321	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	58,319	$104.92	N/A	$(9,776)	OTC Equity Forward	July 7, 2020
July 26, 2017	Sell	184,282	$104.93	N/A	$95,917	OTC Equity Forward	July 10, 2020
July 26, 2017	Sell	87,483	$104.93	N/A	$227,582	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	57,033	$104.95	N/A	$126,514	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	73,047	$104.96	N/A	$239,210	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	62,211	$104.96	N/A	$220,029	OTC Equity Forward	July 14, 2020

PS LP

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
July 26, 2017	Sell	83,192	$104.97	N/A	$279,792	OTC Equity Forward	July 17, 2020
July 26, 2017	Sell	38,356	$104.97	N/A	$145,610	OTC Equity Forward	July 20, 2020
July 26, 2017	Buy to Open	1,553,291	$51.71	$63.00	$80,324,561	OTC Call Option	January 15, 2021

PS II

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
May 10, 2017	Buy	1,123	$96.52	N/A	$108,392	Common Stock	N/A
May 11, 2017	Buy	3,900	$96.26	N/A	$375,401	Common Stock	N/A
May 12, 2017	Buy	1,764	$97.10	N/A	$171,286	Common Stock	N/A
May 15, 2017	Buy	1,778	$98.39	N/A	$174,935	Common Stock	N/A
May 16, 2017	Buy	2,300	$98.44	N/A	$226,403	Common Stock	N/A
May 17, 2017	Buy	1,402	$97.87	N/A	$137,218	Common Stock	N/A
May 18, 2017	Buy	2,312	$97.92	N/A	N/A	OTC Equity Forward	May 18, 2020
May 19, 2017	Buy	4,103	$98.56	N/A	N/A	OTC Equity Forward	May 19, 2020
May 22, 2017	Buy	1,513	$99.39	N/A	N/A	OTC Equity Forward	May 22, 2020
May 23, 2017	Buy	729	$99.38	N/A	N/A	OTC Equity Forward	May 26, 2020
May 24, 2017	Buy	3,343	$99.90	N/A	N/A	OTC Equity Forward	May 26, 2020
May 25, 2017	Buy	1,073	$100.65	N/A	N/A	OTC Equity Forward	May 26, 2020
May 26, 2017	Buy	1,041	$101.29	N/A	N/A	OTC Equity Forward	May 26, 2020
May 30, 2017	Buy	1,615	$100.94	N/A	N/A	OTC Equity Forward	June 1, 2020
May 31, 2017	Buy	1,368	$102.08	N/A	N/A	OTC Equity Forward	June 1, 2020
June 1, 2017	Buy	2,069	$102.64	N/A	N/A	OTC Equity Forward	June 1, 2020
June 2, 2017	Buy	12,406	$100.32	N/A	N/A	OTC Equity Forward	June 2, 2020
June 5, 2017	Buy	4,477	$101.18	N/A	N/A	OTC Equity Forward	June 5, 2020
June 6, 2017	Buy	1,504	$101.35	N/A	N/A	OTC Equity Forward	June 8, 2020
June 7, 2017	Buy	2,970	$101.11	N/A	N/A	OTC Equity Forward	June 8, 2020
June 8, 2017	Buy	4,415	$100.83	N/A	N/A	OTC Equity Forward	June 8, 2020
June 9, 2017	Buy	5,597	$100.53	N/A	N/A	OTC Equity Forward	June 9, 2020
June 12, 2017	Buy	1,102	$101.05	N/A	N/A	OTC Equity Forward	June 12, 2020
June 13, 2017	Buy	2,801	$101.86	N/A	N/A	OTC Equity Forward	June 15, 2020
June 14, 2017	Buy	4,600	$101.59	N/A	N/A	OTC Equity Forward	June 15, 2020
June 15, 2017	Buy	2,000	$101.95	N/A	N/A	OTC Equity Forward	June 15, 2020
June 16, 2017	Buy	2,647	$103.16	N/A	N/A	OTC Equity Forward	June 16, 2020
June 19, 2017	Buy	1,566	$103.91	N/A	N/A	OTC Equity Forward	June 19, 2020
June 20, 2017	Buy	5,918	$102.86	N/A	N/A	OTC Equity Forward	June 22, 2020
June 21, 2017	Buy	5,538	$102.47	N/A	N/A	OTC Equity Forward	June 22, 2020
June 22, 2017	Buy	4,493	$102.06	N/A	N/A	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	2,312	$101.69	N/A	$8,719	OTC Equity Forward	May 18, 2020
June 23, 2017	Sell	4,103	$101.68	N/A	$12,813	OTC Equity Forward	May 19, 2020
June 23, 2017	Sell	1,513	$101.68	N/A	$3,470	OTC Equity Forward	May 22, 2020
June 23, 2017	Sell	729	$101.68	N/A	$1,676	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	3,343	$101.68	N/A	$5,960	OTC Equity Forward	May 26, 2020

PS II

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
June 23, 2017	Sell	1,073	$101.68	N/A	$1,105	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	1,041	$101.68	N/A	$405	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	1,615	$101.68	N/A	$1,189	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	1,368	$101.67	N/A	$(549)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	2,069	$101.67	N/A	$(1,992)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	12,406	$101.68	N/A	$16,835	OTC Equity Forward	June 2, 2020
June 23, 2017	Sell	4,477	$101.68	N/A	$2,238	OTC Equity Forward	June 5, 2020
June 23, 2017	Sell	1,504	$101.68	N/A	$488	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	2,970	$101.11	N/A	$(2)	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	4,415	$101.11	N/A	$1,221	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	5,597	$101.11	N/A	$3,229	OTC Equity Forward	June 9, 2020
June 23, 2017	Sell	1,102	$101.11	N/A	$60	OTC Equity Forward	June 12, 2020
June 23, 2017	Sell	2,801	$101.10	N/A	$(2,112)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	4,600	$101.11	N/A	$(2,241)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	2,000	$101.10	N/A	$(1,689)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	2,647	$101.10	N/A	$(5,450)	OTC Equity Forward	June 16, 2020
June 23, 2017	Sell	1,566	$101.10	N/A	$(4,405)	OTC Equity Forward	June 19, 2020
June 23, 2017	Sell	5,918	$101.10	N/A	$(10,422)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	5,538	$101.10	N/A	$(7,592)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	4,493	$101.10	N/A	$(4,294)	OTC Equity Forward	June 22, 2020
June 23, 2017	Buy to Open	102,251	$35.93	$76.06	$3,673,838	OTC Call Option	June 23, 2020
June 26, 2017	Buy	2,343	$102.02	N/A	N/A	OTC Equity Forward	June 26, 2020
June 27, 2017	Buy	3,703	$101.97	N/A	N/A	OTC Equity Forward	June 29, 2020
June 28, 2017	Buy	3,815	$102.07	N/A	N/A	OTC Equity Forward	June 29, 2020
June 29, 2017	Buy	5,351	$101.89	N/A	N/A	OTC Equity Forward	June 29, 2020
June 30, 2017	Buy	2,755	$102.59	N/A	N/A	OTC Equity Forward	June 30, 2020
July 3, 2017	Buy	1,460	$102.89	N/A	N/A	OTC Equity Forward	July 6, 2020
July 5, 2017	Buy	1,647	$103.47	N/A	N/A	OTC Equity Forward	July 6, 2020
July 6, 2017	Buy	2,800	$103.36	N/A	N/A	OTC Equity Forward	July 6, 2020
July 7, 2017	Buy	1,934	$105.09	N/A	N/A	OTC Equity Forward	July 7, 2020
July 10, 2017	Buy	5,826	$104.41	N/A	N/A	OTC Equity Forward	July 10, 2020
July 11, 2017	Buy	2,824	$102.33	N/A	N/A	OTC Equity Forward	July 13, 2020
July 12, 2017	Buy	1,912	$102.73	N/A	N/A	OTC Equity Forward	July 13, 2020
July 13, 2017	Buy	2,255	$101.68	N/A	N/A	OTC Equity Forward	July 13, 2020
July 14, 2017	Buy	1,965	$101.43	N/A	N/A	OTC Equity Forward	July 14, 2020
July 17, 2017	Buy	2,622	$101.60	N/A	N/A	OTC Equity Forward	July 17, 2020
July 18, 2017	Buy	1,244	$101.18	N/A	N/A	OTC Equity Forward	July 20, 2020
July 26, 2017	Sell	2,343	$104.85	N/A	$6,627	OTC Equity Forward	June 26, 2020
July 26, 2017	Sell	3,703	$104.86	N/A	$10,683	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	3,815	$104.87	N/A	$10,690	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	5,351	$104.88	N/A	$16,042	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	2,755	$104.89	N/A	$6,345	OTC Equity Forward	June 30, 2020
July 26, 2017	Sell	1,460	$104.89	N/A	$2,932	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	1,647	$104.91	N/A	$2,368	OTC Equity Forward	July 6, 2020

PS II

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
July 26, 2017	Sell	2,800	$104.92	N/A	$4,346	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	1,934	$104.92	N/A	$(324)	OTC Equity Forward	July 7, 2020
July 26, 2017	Sell	5,826	$104.93	N/A	$3,032	OTC Equity Forward	July 10, 2020
July 26, 2017	Sell	2,824	$104.93	N/A	$7,346	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	1,912	$104.95	N/A	$4,241	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	2,255	$104.96	N/A	$7,385	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	1,965	$104.96	N/A	$6,950	OTC Equity Forward	July 14, 2020
July 26, 2017	Sell	2,622	$104.97	N/A	$8,818	OTC Equity Forward	July 17, 2020
July 26, 2017	Sell	1,244	$104.97	N/A	$4,723	OTC Equity Forward	July 20, 2020
July 26, 2017	Buy to Open	49,267	$51.71	$63.00	$2,547,720	OTC Call Option	January 15, 2021
July 26, 2017	Buy	2,411	$105.08	N/A	N/A	OTC Equity Forward	July 27, 2020
July 27, 2017	Buy to Open	14,488	$65.77	$57.82	$952,876	OTC Call Option	January 15, 2021
July 27, 2017	Buy	18,289	$115.13	N/A	N/A	OTC Equity Forward	July 27, 2020
July 28, 2017	Sell	14,571	$118.45	N/A	$48,376	OTC Equity Forward	July 27, 2020
July 28, 2017	Buy to Open	125	$61.53	$58.62	$769,130	Listed Call Option	January 15, 2021
July 28, 2017	Buy to Open	87	$39.41	$87.93	$342,871	Listed Call Option	January 15, 2021
July 31, 2017	Buy	289	$118.87	N/A	N/A	OTC Equity Forward	July 31, 2020
August 1, 2017	Buy	2,917	$117.36	N/A	N/A	OTC Equity Forward	August 3, 2020
August 2, 2017	Buy	5,147	$115.31	N/A	N/A	OTC Equity Forward	August 3, 2020
August 3, 2017	Buy	357	$112.13	N/A	N/A	OTC Equity Forward	August 3, 2020
August 4, 2017	Buy	544	$114.80	N/A	N/A	OTC Equity Forward	August 4, 2020
August 4, 2017	Buy to Open	11	$57.49	$55.50	$63,239	Listed Call Option	January 15, 2021
August 4, 2017	Buy to Open	4	$36.45	$83.25	$14,580	Listed Call Option	January 15, 2021
August 6, 2017	Buy	15,383	$114.37	N/A	N/A	Common Stock*	N/A
August 6, 2017	Exercise	2,411	$105.08	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	3,718	$115.13	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	289	$118.87	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	2,917	$117.36	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	5,147	$115.31	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	357	$112.13	N/A	N/A	OTC Equity Forward	N/A
August 6, 2017	Exercise	544	$114.80	N/A	N/A	OTC Equity Forward	N/A

*	Represents the purchase of shares of Common Stock pursuant to certain forward purchase contracts.

PS International

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
May 10, 2017	Buy	45,693	$96.52	N/A	$4,410,275	Common Stock	N/A
May 11, 2017	Buy	158,868	$96.26	N/A	$15,292,094	Common Stock	N/A
May 12, 2017	Buy	71,778	$97.10	N/A	$6,969,701	Common Stock	N/A
May 15, 2017	Buy	72,391	$98.39	N/A	$7,122,464	Common Stock	N/A
May 16, 2017	Buy	93,937	$98.44	N/A	$9,246,783	Common Stock	N/A
May 17, 2017	Buy	57,097	$97.87	N/A	$5,588,243	Common Stock	N/A
May 18, 2017	Buy	94,391	$97.92	N/A	N/A	OTC Equity Forward	May 18, 2020

PS International

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
May 19, 2017	Buy	166,773	$98.56	N/A	N/A	OTC Equity Forward	May 19, 2020
May 22, 2017	Buy	61,932	$99.39	N/A	N/A	OTC Equity Forward	May 22, 2020
May 23, 2017	Buy	29,742	$99.38	N/A	N/A	OTC Equity Forward	May 26, 2020
May 24, 2017	Buy	136,044	$99.90	N/A	N/A	OTC Equity Forward	May 26, 2020
May 25, 2017	Buy	43,311	$100.65	N/A	N/A	OTC Equity Forward	May 26, 2020
May 26, 2017	Buy	42,045	$101.29	N/A	N/A	OTC Equity Forward	May 26, 2020
May 30, 2017	Buy	65,893	$100.94	N/A	N/A	OTC Equity Forward	June 1, 2020
May 31, 2017	Buy	55,512	$102.08	N/A	N/A	OTC Equity Forward	June 1, 2020
June 1, 2017	Buy	84,129	$102.64	N/A	N/A	OTC Equity Forward	June 1, 2020
June 2, 2017	Buy	505,449	$100.32	N/A	N/A	OTC Equity Forward	June 2, 2020
June 5, 2017	Buy	182,056	$101.18	N/A	N/A	OTC Equity Forward	June 5, 2020
June 6, 2017	Buy	61,409	$101.35	N/A	N/A	OTC Equity Forward	June 8, 2020
June 7, 2017	Buy	121,554	$101.11	N/A	N/A	OTC Equity Forward	June 8, 2020
June 8, 2017	Buy	179,564	$100.83	N/A	N/A	OTC Equity Forward	June 8, 2020
June 9, 2017	Buy	228,894	$100.53	N/A	N/A	OTC Equity Forward	June 9, 2020
June 12, 2017	Buy	45,833	$101.05	N/A	N/A	OTC Equity Forward	June 12, 2020
June 13, 2017	Buy	113,405	$101.86	N/A	N/A	OTC Equity Forward	June 15, 2020
June 14, 2017	Buy	186,959	$101.59	N/A	N/A	OTC Equity Forward	June 15, 2020
June 15, 2017	Buy	80,985	$101.95	N/A	N/A	OTC Equity Forward	June 15, 2020
June 16, 2017	Buy	106,847	$103.16	N/A	N/A	OTC Equity Forward	June 16, 2020
June 19, 2017	Buy	64,680	$103.91	N/A	N/A	OTC Equity Forward	June 19, 2020
June 20, 2017	Buy	240,499	$102.86	N/A	N/A	OTC Equity Forward	June 22, 2020
June 21, 2017	Buy	226,321	$102.47	N/A	N/A	OTC Equity Forward	June 22, 2020
June 22, 2017	Buy	183,537	$102.06	N/A	N/A	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	94,391	$101.52	N/A	$339,832	OTC Equity Forward	May 18, 2020
June 23, 2017	Sell	166,773	$101.51	N/A	$492,283	OTC Equity Forward	May 19, 2020
June 23, 2017	Sell	61,932	$101.51	N/A	$131,440	OTC Equity Forward	May 22, 2020
June 23, 2017	Sell	29,742	$101.51	N/A	$63,301	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	136,044	$101.51	N/A	$219,277	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	43,311	$101.51	N/A	$37,207	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	42,045	$101.51	N/A	$9,151	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	65,893	$101.51	N/A	$37,241	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	55,512	$101.50	N/A	$(31,765)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	84,129	$101.50	N/A	$(95,394)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	505,449	$101.51	N/A	$599,480	OTC Equity Forward	June 2, 2020
June 23, 2017	Sell	182,056	$101.51	N/A	$59,891	OTC Equity Forward	June 5, 2020
June 23, 2017	Sell	61,409	$101.50	N/A	$9,423	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	121,554	$101.11	N/A	$(100)	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	179,564	$101.11	N/A	$49,651	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	228,894	$101.11	N/A	$132,050	OTC Equity Forward	June 9, 2020
June 23, 2017	Sell	45,833	$101.11	N/A	$2,491	OTC Equity Forward	June 12, 2020
June 23, 2017	Sell	113,405	$101.10	N/A	$(85,516)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	186,959	$101.11	N/A	$(91,101)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	80,985	$101.10	N/A	$(68,379)	OTC Equity Forward	June 15, 2020

PS International

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
June 23, 2017	Sell	106,847	$101.10	N/A	$(219,996)	OTC Equity Forward	June 16, 2020
June 23, 2017	Sell	64,680	$101.10	N/A	$(181,928)	OTC Equity Forward	June 19, 2020
June 23, 2017	Sell	240,499	$101.10	N/A	$(423,540)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	226,321	$101.10	N/A	$(310,268)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	183,537	$101.10	N/A	$(175,402)	OTC Equity Forward	June 22, 2020
June 23, 2017	Buy to Open	3,882,518	$35.93	$76.06	$139,497,319	OTC Call Option	June 23, 2020
June 26, 2017	Buy	94,274	$102.02	N/A	N/A	OTC Equity Forward	June 26, 2020
June 27, 2017	Buy	138,215	$101.97	N/A	N/A	OTC Equity Forward	June 29, 2020
June 28, 2017	Buy	148,773	$102.07	N/A	N/A	OTC Equity Forward	June 29, 2020
June 29, 2017	Buy	204,905	$101.89	N/A	N/A	OTC Equity Forward	June 29, 2020
June 30, 2017	Buy	110,816	$102.59	N/A	N/A	OTC Equity Forward	June 30, 2020
July 3, 2017	Buy	54,697	$102.89	N/A	N/A	OTC Equity Forward	July 6, 2020
July 5, 2017	Buy	61,889	$103.47	N/A	N/A	OTC Equity Forward	July 6, 2020
July 6, 2017	Buy	108,905	$103.36	N/A	N/A	OTC Equity Forward	July 6, 2020
July 7, 2017	Buy	72,979	$105.09	N/A	N/A	OTC Equity Forward	July 7, 2020
July 10, 2017	Buy	225,064	$104.41	N/A	N/A	OTC Equity Forward	July 10, 2020
July 11, 2017	Buy	109,380	$102.33	N/A	N/A	OTC Equity Forward	July 13, 2020
July 12, 2017	Buy	70,700	$102.73	N/A	N/A	OTC Equity Forward	July 13, 2020
July 13, 2017	Buy	86,689	$101.68	N/A	N/A	OTC Equity Forward	July 13, 2020
July 14, 2017	Buy	75,020	$101.43	N/A	N/A	OTC Equity Forward	July 14, 2020
July 17, 2017	Buy	101,932	$101.60	N/A	N/A	OTC Equity Forward	July 17, 2020
July 18, 2017	Buy	46,414	$101.18	N/A	N/A	OTC Equity Forward	July 20, 2020
July 26, 2017	Sell	94,274	$104.85	N/A	$266,638	OTC Equity Forward	June 26, 2020
July 26, 2017	Sell	138,215	$104.86	N/A	$398,735	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	148,773	$104.87	N/A	$416,895	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	204,905	$104.88	N/A	$614,287	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	110,816	$104.89	N/A	$255,224	OTC Equity Forward	June 30, 2020
July 26, 2017	Sell	54,697	$104.89	N/A	$109,851	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	61,889	$104.91	N/A	$88,993	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	108,905	$104.92	N/A	$169,031	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	72,979	$104.92	N/A	$(12,234)	OTC Equity Forward	July 7, 2020
July 26, 2017	Sell	225,064	$104.93	N/A	$117,144	OTC Equity Forward	July 10, 2020
July 26, 2017	Sell	109,380	$104.93	N/A	$284,546	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	70,700	$104.95	N/A	$156,831	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	86,689	$104.96	N/A	$283,884	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	75,020	$104.96	N/A	$265,332	OTC Equity Forward	July 14, 2020
July 26, 2017	Sell	101,932	$104.97	N/A	$342,819	OTC Equity Forward	July 17, 2020
July 26, 2017	Sell	46,414	$104.97	N/A	$176,201	OTC Equity Forward	July 20, 2020
July 26, 2017	Buy to Open	1,894,675	$51.71	$63.00	$97,978,381	OTC Call Option	January 15, 2021

PSH

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
May 10, 2017	Buy	75,951	$96.52	N/A	$7,330,768	Common Stock	N/A
May 11, 2017	Buy	264,062	$96.26	N/A	$25,417,710	Common Stock	N/A
May 12, 2017	Buy	119,128	$97.10	N/A	$11,567,424	Common Stock	N/A
May 15, 2017	Buy	119,947	$98.39	N/A	$11,801,441	Common Stock	N/A
May 16, 2017	Buy	155,406	$98.44	N/A	$15,297,545	Common Stock	N/A
May 17, 2017	Buy	94,845	$97.87	N/A	$9,282,746	Common Stock	N/A
May 18, 2017	Buy	157,068	$97.92	N/A	N/A	OTC Equity Forward	May 18, 2020
May 19, 2017	Buy	277,310	$98.56	N/A	N/A	OTC Equity Forward	May 19, 2020
May 22, 2017	Buy	101,546	$99.39	N/A	N/A	OTC Equity Forward	May 22, 2020
May 23, 2017	Buy	49,613	$99.38	N/A	N/A	OTC Equity Forward	May 26, 2020
May 24, 2017	Buy	226,757	$99.90	N/A	N/A	OTC Equity Forward	May 26, 2020
May 25, 2017	Buy	71,430	$100.65	N/A	N/A	OTC Equity Forward	May 26, 2020
May 26, 2017	Buy	69,254	$101.29	N/A	N/A	OTC Equity Forward	May 26, 2020
May 30, 2017	Buy	108,299	$100.94	N/A	N/A	OTC Equity Forward	June 1, 2020
May 31, 2017	Buy	91,717	$102.08	N/A	N/A	OTC Equity Forward	June 1, 2020
June 1, 2017	Buy	139,789	$102.64	N/A	N/A	OTC Equity Forward	June 1, 2020
June 2, 2017	Buy	836,874	$100.32	N/A	N/A	OTC Equity Forward	June 2, 2020
June 5, 2017	Buy	302,651	$101.18	N/A	N/A	OTC Equity Forward	June 5, 2020
June 6, 2017	Buy	102,633	$101.35	N/A	N/A	OTC Equity Forward	June 8, 2020
June 7, 2017	Buy	199,758	$101.11	N/A	N/A	OTC Equity Forward	June 8, 2020
June 8, 2017	Buy	298,857	$100.83	N/A	N/A	OTC Equity Forward	June 8, 2020
June 9, 2017	Buy	378,408	$100.53	N/A	N/A	OTC Equity Forward	June 9, 2020
June 12, 2017	Buy	74,614	$101.05	N/A	N/A	OTC Equity Forward	June 12, 2020
June 13, 2017	Buy	188,879	$101.86	N/A	N/A	OTC Equity Forward	June 15, 2020
June 14, 2017	Buy	310,791	$101.59	N/A	N/A	OTC Equity Forward	June 15, 2020
June 15, 2017	Buy	133,065	$101.95	N/A	N/A	OTC Equity Forward	June 15, 2020
June 16, 2017	Buy	178,048	$103.16	N/A	N/A	OTC Equity Forward	June 16, 2020
June 19, 2017	Buy	101,633	$103.91	N/A	N/A	OTC Equity Forward	June 19, 2020
June 20, 2017	Buy	395,681	$102.86	N/A	N/A	OTC Equity Forward	June 22, 2020
June 21, 2017	Buy	376,913	$102.47	N/A	N/A	OTC Equity Forward	June 22, 2020
June 22, 2017	Buy	303,875	$102.06	N/A	N/A	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	157,068	$101.52	N/A	$565,485	OTC Equity Forward	May 18, 2020
June 23, 2017	Sell	277,310	$101.51	N/A	$818,568	OTC Equity Forward	May 19, 2020
June 23, 2017	Sell	101,546	$101.51	N/A	$215,515	OTC Equity Forward	May 22, 2020
June 23, 2017	Sell	49,613	$101.51	N/A	$105,594	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	226,757	$101.51	N/A	$365,489	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	71,430	$101.51	N/A	$61,362	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	69,254	$101.51	N/A	$15,072	OTC Equity Forward	May 26, 2020
June 23, 2017	Sell	108,299	$101.51	N/A	$61,208	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	91,717	$101.50	N/A	$(52,483)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	139,789	$101.50	N/A	$(158,507)	OTC Equity Forward	June 1, 2020
June 23, 2017	Sell	836,874	$101.51	N/A	$992,561	OTC Equity Forward	June 2, 2020
June 23, 2017	Sell	302,651	$101.51	N/A	$99,563	OTC Equity Forward	June 5, 2020
June 23, 2017	Sell	102,633	$101.50	N/A	$15,749	OTC Equity Forward	June 8, 2020

PSH

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
June 23, 2017	Sell	199,758	$101.11	N/A	$(164)	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	298,857	$101.11	N/A	$82,636	OTC Equity Forward	June 8, 2020
June 23, 2017	Sell	378,408	$101.11	N/A	$218,306	OTC Equity Forward	June 9, 2020
June 23, 2017	Sell	74,614	$101.11	N/A	$4,055	OTC Equity Forward	June 12, 2020
June 23, 2017	Sell	188,879	$101.10	N/A	$(142,429)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	310,791	$101.11	N/A	$(151,441)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	133,065	$101.10	N/A	$(112,353)	OTC Equity Forward	June 15, 2020
June 23, 2017	Sell	178,048	$101.10	N/A	$(366,597)	OTC Equity Forward	June 16, 2020
June 23, 2017	Sell	101,633	$101.10	N/A	$(285,866)	OTC Equity Forward	June 19, 2020
June 23, 2017	Sell	395,681	$101.10	N/A	$(696,829)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	376,913	$101.10	N/A	$(516,718)	OTC Equity Forward	June 22, 2020
June 23, 2017	Sell	303,875	$101.10	N/A	$(290,407)	OTC Equity Forward	June 22, 2020
June 23, 2017	Buy to Open	7,134,098	$35.93	$76.06	$256,325,288	OTC Call Option	June 23, 2020
June 26, 2017	Buy	154,884	$102.02	N/A	N/A	OTC Equity Forward	June 26, 2020
June 27, 2017	Buy	261,180	$101.97	N/A	N/A	OTC Equity Forward	June 29, 2020
June 28, 2017	Buy	268,020	$102.07	N/A	N/A	OTC Equity Forward	June 29, 2020
June 29, 2017	Buy	368,500	$101.89	N/A	N/A	OTC Equity Forward	June 29, 2020
June 30, 2017	Buy	196,818	$102.59	N/A	N/A	OTC Equity Forward	June 30, 2020
July 3, 2017	Buy	97,143	$102.89	N/A	N/A	OTC Equity Forward	July 6, 2020
July 5, 2017	Buy	112,223	$103.47	N/A	N/A	OTC Equity Forward	July 6, 2020
July 6, 2017	Buy	198,109	$103.36	N/A	N/A	OTC Equity Forward	July 6, 2020
July 7, 2017	Buy	138,768	$105.09	N/A	N/A	OTC Equity Forward	July 7, 2020
July 10, 2017	Buy	403,828	$104.41	N/A	N/A	OTC Equity Forward	July 10, 2020
July 11, 2017	Buy to Open	400,000	$49.39	$61.10	$19,756,960	OTC Call Option	July 13, 2020
July 11, 2017	Buy	198,313	$102.33	N/A	N/A	OTC Equity Forward	July 13, 2020
July 11, 2017	Sell	368,500	$101.81	N/A	$(29,437)	OTC Equity Forward	June 29, 2020
July 12, 2017	Buy	127,355	$102.73	N/A	N/A	OTC Equity Forward	July 13, 2020
July 13, 2017	Buy	161,009	$101.68	N/A	N/A	OTC Equity Forward	July 13, 2020
July 14, 2017	Buy	134,804	$101.43	N/A	N/A	OTC Equity Forward	July 14, 2020
July 17, 2017	Buy	182,254	$101.60	N/A	N/A	OTC Equity Forward	July 17, 2020
July 18, 2017	Buy	83,986	$101.18	N/A	N/A	OTC Equity Forward	July 20, 2020
July 26, 2017	Sell	154,884	$104.85	N/A	$438,063	OTC Equity Forward	June 26, 2020
July 26, 2017	Sell	261,180	$104.86	N/A	$753,475	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	268,020	$104.87	N/A	$751,051	OTC Equity Forward	June 29, 2020
July 26, 2017	Sell	196,818	$104.89	N/A	$453,299	OTC Equity Forward	June 30, 2020
July 26, 2017	Sell	97,143	$104.89	N/A	$195,097	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	112,223	$104.91	N/A	$161,371	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	198,109	$104.92	N/A	$307,485	OTC Equity Forward	July 6, 2020
July 26, 2017	Sell	138,768	$104.92	N/A	$(23,263)	OTC Equity Forward	July 7, 2020
July 26, 2017	Sell	403,828	$104.93	N/A	$210,189	OTC Equity Forward	July 10, 2020
July 26, 2017	Sell	198,313	$104.93	N/A	$515,901	OTC Equity Forward	July 13, 2020

PSH

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
July 26, 2017	Sell	127,355	$104.95	N/A	$282,507	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	161,009	$104.96	N/A	$527,263	OTC Equity Forward	July 13, 2020
July 26, 2017	Sell	134,804	$104.96	N/A	$476,776	OTC Equity Forward	July 14, 2020
July 26, 2017	Sell	182,254	$104.97	N/A	$612,958	OTC Equity Forward	July 17, 2020
July 26, 2017	Sell	83,986	$104.97	N/A	$318,835	OTC Equity Forward	July 20, 2020
July 26, 2017	Buy to Open	3,002,767	$51.71	$63.00	$155,280,588	OTC Call Option	January 15, 2021

PS VI Master

Trade Date	Buy/Sell/ Exercise	No. of Shares/ Quantity	Unit Cost/ Proceeds	Strike Price	Trade Amount	Security	Expiration Date
July 26, 2017	Buy	628,589	$105.08	N/A	N/A	OTC Equity Forward	July 27, 2020
July 27, 2017	Buy to Open	3,785,512	$65.77	$57.82	$248,973,124	OTC Call Option	January 15, 2021
July 27, 2017	Buy	4,778,711	$115.13	N/A	N/A	OTC Equity Forward	July 27, 2020
July 28, 2017	Sell	3,845,779	$118.45	N/A	$12,767,986	OTC Equity Forward	July 27, 2020
July 28, 2017	Buy to Open	32,875	$61.53	$58.62	$202,281,292	Listed Call Option	January 15, 2021
July 28, 2017	Buy to Open	22,913	$39.41	$87.93	$90,301,121	Listed Call Option	January 15, 2021
July 31, 2017	Buy	88,711	$118.87	N/A	N/A	OTC Equity Forward	July 31, 2020
August 1, 2017	Buy	753,083	$117.36	N/A	N/A	OTC Equity Forward	August 3, 2020
August 2, 2017	Buy	1,373,853	$115.31	N/A	N/A	OTC Equity Forward	August 3, 2020
August 3, 2017	Buy	105,443	$112.13	N/A	N/A	OTC Equity Forward	August 3, 2020
August 4, 2017	Buy	146,814	$114.80	N/A	N/A	OTC Equity Forward	August 4, 2020
August 4, 2017	Buy to Open	3,049	$57.49	$55.50	$17,528,832	Listed Call Option	January 15, 2021
August 4, 2017	Buy to Open	1,016	$36.45	$83.25	$3,703,364	Listed Call Option	January 15, 2021

Certain Transactions by Nominees

The transactions with respect to which Mr. Ackman may be deemed to be a beneficial owner by virtue of his position with Pershing Square Capital Management, L.P. have been set forth above.

Veronica M. Hagen has had no transactions with respect to the Company’s securities during the past two years.

V. Paul Unruh has had no transactions with respect to the Company’s securities during the past two years.

ANNEX B

The following tables are reprinted from the Company’s preliminary proxy statement filed with the SEC on August 22, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of the company’s common stock by (i) each director and nominee for director of the company, (ii) each of our named executive officers (“NEOs”) included in the Summary Compensation Table below, (iii) all company directors and executive officers as a group (including the NEOs) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company’s common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 15, 2017 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
Peter Bisson	6,888	*
Michael A. Bonarti	86,477	*
Richard T. Clark	22,040	*
Eric C. Fast	35,958	*
Edward B. Flynn	91,506	*
Linda R. Gooden	31,071	*
Michael P. Gregoire	11,507	*
R. Glenn Hubbard	41,937	*
John P. Jones	55,299	*
Dermot J. O’Brien	58,980	*
William J. Ready	5,874	*
Carlos A. Rodriguez	298,955	*
Jan Siegmund	180,353	*
Sandra S. Wijnberg	4,260	*
BlackRock, Inc.(2)	30,226,443	6.7%
Pershing Square Capital Management, L.P.(3)	36,803,675	8.3%
The Vanguard Group, Inc.(4)	32,757,158	7.26%
Directors and executive officers as a group 23 persons, including those directors and executive officers named above	1,298,001	*

Footnotes:

*	Indicates less than one percent.
(1)	Includes: (i) 348,975 shares that may be acquired upon the exercise of stock options that are exercisable on or prior to October 15, 2017 held by the following directors and executive officers: Mr. Jones (11,376), Mr. Bonarti (35,169), Mr. Flynn (34,080), Mr. O’Brien (22,965), Mr. Rodriguez (137,984), and Mr. Siegmund (107,401); and (ii) 530,469 shares subject to stock options held by the directors and executive officers as a group. Includes: (i) 89,904 shares that were acquired by the following executive officers in connection with the vesting of performance-based stock units based on the achievement of certain financial objectives for the fiscal year 2015 through fiscal year 2017 three-year performance period: Mr. Bonarti (7,983), Mr. Flynn (7,983), Mr. O’Brien (8,270) Mr. Rodriguez (50,840), and Mr. Siegmund (14,828); and (ii) 124,859 such shares acquired by the officers as a group. Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: Mr. Bisson (6,888), Mr. Clark (22,040), Mr. Fast (35,958), Ms. Gooden (28,996), Mr. Gregoire (11,507), Mr. Hubbard (40,937), Mr. Jones (43,923), Mr. Ready (5,874) and Ms. Wijnberg (4,260). Our directors do not have any voting rights with respect to these deferred stock units.

B-1

(2)	Information is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. (“BlackRock”) filed on January 19, 2017. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. BlackRock has sole dispositive power over 30,226,443 shares.
BlackRock has sole voting authority over 24,823,365 shares and no voting authority over 5,403,078 shares. The 30,226,443 shares reported are owned, directly or indirectly, by BlackRock (Luxembourg) S.A., BlackRock(Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd and BlackRock Life Limited.

(3)	Information is furnished in reliance on the Schedule 13D of Pershing Square Capital Management, L.P. (“Pershing Square Capital Management”) filed on August 7, 2017. The address of Pershing Square Capital Management is 888 Seventh Avenue, 42nd Floor, New York, NY 10019. Pershing Square Capital Management, PS Management GP, LLC and William A. Ackman (the “Pershing Persons”) beneficially own 36,803,675 shares, which number includes: 1,750,867 shares, 4,044,808 shares underlying over-the-counter forward purchase contracts, and 31,008,000 shares underlying listed and over-the-counter American-style call options. The Pershing Persons have shared voting power and shared dispositive power over the 36,803,675 shares beneficially owned by the Pershing Persons.

(4)	Information is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. (“Vanguard”) filed on February 9, 2017. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. Vanguard shares dispositive power over 812,471 shares and has sole dispositive power over 31,944,687 shares. Vanguard has sole voting authority over 710,989 shares, shared voting authority over 109,212 shares and no voting authority over 32,046,169 shares.

B-2

Preliminary Copy - Subject to Completion Dated August 28, 2017

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on [Month] [Day], 2017.

VOTE BY INTERNET	WWW.FCRVOTE.COM/ADP
Use the Internet to transmit your voting instructions up until 11:59 p.m., Eastern Time, on [Month] [Day], 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
OR
VOTE BY TELEPHONE	1-866-859-2073
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Time, on [Month] [Day], 2017. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

i    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    i

Automatic Data Processing, Inc.	GOLD PROXY CARD

PERSHING SQUARE RECOMMENDS THAT YOU VOTE “FOR” ALL OF DIRECTORS SET FORTH BELOW:

Pershing Square intends to use this proxy to vote (i) FOR William A. Ackman, Veronica M. Hagen and V. Paul Unruh (collectively, the “Nominees for ADP’s Transformation”) and (ii) FOR each of the persons who have been nominated by the Company to serve as directors other than [ ], [ ] and [ ]. Pershing Square is NOT seeking authority and WILL NOT execute any authority to vote for [ ], [ ] and [ ]. There is no assurance that any of the Company’s nominees will serve as directors if any or all of the Nominees for ADP’s Transformation are elected to the Board. You should refer to the proxy statement distributed by the Company for the names, background, qualifications and other information concerning the Company’s nominees. (NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX BELOW AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN [ ], [ ] AND [ ] BY WRITING THE NAMES OF SUCH COMPANY NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING COMPANY NOMINEE(S)).

Proposal 1. Election of Directors.    Nominees: (1) William A. Ackman         (2) Veronica M. Hagen        (3) V. Paul Unruh

                FOR ALL ❑                 WITHHOLD FOR ALL ❑                 FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑

PERSHING SQUARE RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

Proposal 2. To approve the repeal of each provision of or amendment to the By-Laws of the Company, as amended and restated as of August 2, 2016 (the “By-Laws”), adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws) and up to and including the date of the 2017 Annual Meeting.

		☐	☐	☐
PERSHING SQUARE RECOMMENDS THAT YOU VOTE “ ” PROPOSAL 3:		FOR	AGAINST	ABSTAIN
Proposal 3. To approve the ratification of the appointment of Deloitte as the Company’s independent registered accounting firm.		☐	☐	☐
PERSHING SQUARE RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ ” PROPOSAL 4:	1 Year	2 Years	3 Years	Abstain

Proposal 4. To approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive officer compensation.	☐	☐	☐	☐

PERSHING SQUARE RECOMMENDS THAT YOU VOTE “ ” PROPOSAL 5:		FOR	AGAINST	ABSTAIN

Proposal 5. To approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.		☐	☐	☐

Signature (Capacity)

Signature (If jointly held)	Date
Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Preliminary Copy - Subject to Completion Dated August 28, 2017

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN 11:59 P.M. EASTERN TIME, [MONTH] [DAY], 2017, TO BE INCLUDED IN THE VOTING RESULTS.

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.fcrvote.com/ADP.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )

i    If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.     i

GOLD PROXY CARD

AUTOMATIC DATA PROCESSING, INC.

ANNUAL MEETING OF STOCKHOLDERS [MONTH] [DAY], 2017,

THIS PROXY IS SOLICITED BY PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF AUTOMATIC DATA PROCESSING, INC.

The undersigned hereby appoints William A. Ackman, Edward T. McCarthy and [ ], and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Automatic Data Processing, Inc., a Delaware corporation (“ADP”), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of ADP, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted FOR Proposal 1, the election of William A. Ackman, Veronica M. Hagen, and V. Paul Unruh and the candidates nominated by ADP other than [ ], [ ], and [ ] (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written in the space provided under Proposal 1), FOR Proposal 2, “                ” Proposal 3, FOR “                ” on Proposal 4 and “                ” Proposal 5.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.